Filed Pursuant to General Instruction II.L of Form F-10;
File No. 333-260070

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying amended and restated short form base shelf prospectus dated October 4, 2021 to which it relates, as amended or supplemented, and each document incorporated by reference or deemed incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Skylight Health Group Inc. at 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1, telephone 1-855-874-4999, and are also available electronically at www.sedar.com.

New Issue	December 1, 2021

PROSPECTUS SUPPLEMENT

TO THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED OCTOBER 4, 2021

SKYLIGHT HEALTH GROUP INC.

US$5,775,000

9.25% Series A Cumulative Redeemable Perpetual Preferred Shares

This prospectus supplement (the “Prospectus Supplement”), together with the amended and restated short form base shelf prospectus dated October 4, 2021 (the “Prospectus”) qualifies the distribution (the “Offering”) of 275,000 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares (the “Preferred Shares” and together with the “Additional Shares” (as defined below), “Offered Shares”) in the capital of Skylight Health Group Inc. (“Skylight” or the “Company”) at a price of US$21.00 per Offered Share (the “Offering Price”), for aggregate gross proceeds of US$5,775,000. Dividends on the Offered Shares are cumulative from the date they are issued and will be payable on the 20th day of each calendar month, when, as and if authorized by the Company’s Board of Directors and declared by Skylight. Dividends will be payable out of amounts legally available therefor at a rate equal to 9.25% per annum per US$25.00 of stated liquidation preference per share, or $2.3125 per Offered Share per year. Commencing on or after December 3, 2024 (the “Optional Redemption Date”), Skylight may redeem, at its option, the Offered Shares, in whole or in part, at a cash redemption price equal to US$25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date. Prior to the Optional Redemption Date, upon a Change of Control (as defined herein), Skylight may redeem, at its option, the Offered Shares, in whole or part, at a cash redemption price of US$25.00 per share, plus any accumulated and unpaid dividends to, but not including the redemption date. The Offered Shares have no stated maturity, will not be subject to any sinking fund or other mandatory redemption, and will not be convertible into or exchangeable for any other securities of the Company. Holders of the Offered Shares generally will have no voting rights except as set out herein. See “Description of Securities Being Distributed – Preferred Shares.”

This Prospectus Supplement qualifies the distribution of the Offered Shares in Canada and the United States. The Underwriters will only sell, either directly or through their respective U.S. broker dealer affiliates or agents, the Offered Shares in the United States. No Offered Shares will be sold in any Canadian jurisdiction. See “Plan of Distribution”. The Company will use the net proceeds from the sale of the Offered Shares as described in this Prospectus Supplement. See “Use of Proceeds”.

The Company will issue and sell the Offered Shares in the United States pursuant to an underwriting agreement (the “Underwriting Agreement”) dated December 1, 2021 between the Company and The Benchmark Company, LLC as representative of the underwriting syndicate (collectively, the “Underwriters”). See “Plan of Distribution”. The Offering Price was determined by arm’s length negotiation between the Company and the Underwriters.

Price: US$21.00 per Offered Share

	Price to the Public		Underwriters’ Fee (1)		Net Proceeds to the Company(2)(3)(4)
Per Offered Share	US$	21.00	US$	1.68	US$	19.32
Total Offering	US$	5,775,000	US$	462,000	US$	5,313,000

Notes:

(1)

A fee (the “Underwriters’ Fee”) equal to 8.0% of the aggregate gross proceeds realized on the sale of the Offered Shares under the Offering (including Additional Shares sold in connection with the exercise of the Over-Allotment Option, if applicable) will be paid to the Underwriters upon completion of the Offering.

(2)

After deducting the Underwriters’ Fee but before deducting expenses of the Offering, estimated to be US$250,000, which, together with the Underwriters’ Fee, will be paid from the gross proceeds of the Offering. See “Plan of Distribution” for additional information regarding total compensation payable to the Underwriters, including expenses for which the Company has agreed to reimburse the Underwriters.

(3)	The Offering Price is payable in U.S. dollars, except as otherwise may be agreed to by the Underwriters.
(4)

The Company has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, at the sole discretion of the Underwriters, at any time prior to the 30th day following the closing of the Offering, to purchase up to an additional 41,250 Preferred Shares (representing 15% of the Offered Shares hereunder) at the Offering Price (the “Additional Shares”) to cover over-allotments, if any. This Prospectus Supplement, together with the Prospectus, also qualifies the grant of the Over-Allotment Option and the issuance of the Additional Shares, if any. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires those Additional Shares under this Prospectus Supplement, regardless of whether the over-allocation is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total Price to the Public will be US$6,641,250, the total Underwriters’ Fee will be US$531,300, and the net proceeds to the Company will be US$6,109,950, before deducting the expenses of the Offering, which are expected to be US$250,000. See “Plan of Distribution”.

There is no minimum amount of funds that must be raised under the Offering. This means that the Company could complete the Offering after raising only a small proportion of the Offering amount set out above.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”. In connection with the Offering, the Underwriters may, subject to applicable laws, overallot or effect transactions intended to stabilize or maintain the market price of the Preferred Shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The following table sets out the number of securities that may be issued by the company to the Underwriters pursuant to the Over-Allotment Option.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	Up to 41,250 Additional Shares	Up to and including the 30th day after the closing of the Offering	$21.00 per Additional Share

The issued and outstanding common shares of the Company (the “Common Shares”) are listed for trading on the TSX Venture Exchange (the “TSX-V”) under the symbol “SLHG” and the Nasdaq Capital Market (the “Nasdaq”) under the symbol “SLHG”. On November 30, 2021 the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX-V was $1.68 and on the Nasdaq was US$1.32. The Company has applied to list the Offered Shares on the Nasdaq under the symbol “SLHGP”. Listing will be subject to the Company fulfilling all of the listing requirements of Nasdaq. See “Plan of Distribution”.

The Offering Price is stated in U.S. dollars, but most of the figures included in this Prospectus Supplement and the documents incorporated by reference herein, including the Company’s financial statements, are in Canadian dollars. See “Currency Presentation and Exchange Rate Information”.

The Offering is being made in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-260070) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC” or the “Commission”).

Neither the Company nor the Underwriters has authorized anyone to provide any information other than that contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus or any relevant free writing prospectus prepared by or on behalf of the Company or to which the Company has referred you. Neither the Company nor the Underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. It is important for you to read and consider all information contained in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, and any free writing prospectus that the Company has authorized for use in connection with this Offering, in their entirety before making your investment decision.

An investment in the Offered Shares is subject to certain risks. The risk factors described in this Prospectus Supplement, the accompanying Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective purchasers. See “Forward-looking Information” and “Risk Factors”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE OR CANADIAN SECURITIES REGULATOR, NOR HAS THE SEC OR ANY STATE OR CANADIAN REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors in the United States should be aware that this Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board; the financial statements incorporated herein have been prepared in accordance with IFRS and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Offered Shares described herein may have tax consequences in the United States. Such consequences for investors who are resident in, or citizens of, or citizens of, Canada or the United States may not be described fully herein. See “Certain Material U.S. Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is existing and governed under the laws of Canada, that some of its officers and directors may be residents of a foreign country, that some or all of the Underwriters or the experts named herein or in the Registration Statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Risk Factors” and “Enforcement of Civil Liabilities”.

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Company’s behalf by Gardiner Roberts LLP and on behalf of the Underwriters by Aird & Berlis LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Ellenoff Grossman & Schole LLP and on behalf of the Underwriters by Sheppard, Mullin, Richter & Hampton LLP.

Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about December 6, 2021 (the

“Closing Date”), or such earlier or later date as the Company and the Underwriters may agree, but in any event, not later than December 13, 2021. It is expected that the Company will arrange for the instant deposit of the Offered Shares offered hereby under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) or its nominee and deposited with DTC on the Closing Date. No certificates evidencing the Offered Shares offered hereby will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer from or through which a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.

The Company has its head and registered office located at 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1.

The Company is neither a “connected issuer” nor a “related issuer” of the Underwriters as defined in National Instrument 33-105 –

Underwriting Conflicts.

Grace Mellis and Patrick McNamee are directors of the Company and Mohammad Bataineh and Dr. Kit Brekhus are officers of the Company, each of whom reside outside of Canada.

The persons or entities named below have appointed the following agents for service of process:

Name of Person or Entity	Name and Address of Agent
Patrick McNamee	Skylight Health Group Inc. 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1
Grace Mellis	Skylight Health Group Inc. 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1
Mohammad Bataineh	Skylight Health Group Inc. 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1
Kit Brekhus	Skylight Health Group Inc. 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See also “Enforcement of Civil Liabilities”.

The Underwriters directly, or indirectly through their broker-dealer, affiliates, or agents, propose to initially offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at such price, the Underwriters may subsequently reduce the selling price of the Offered Shares to purchasers. Any such reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.

Sole Book Running Manager

The Benchmark Company

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

SHELF PROSPECTUS

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to the Offering. If the description of the Offered Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference. This Prospectus Supplement and the accompanying Prospectus are part of the Registration Statement on Form F-10 that has been filed with the SEC. This Prospectus Supplement does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and its securities.

The Company is not offering the Offered Shares in any jurisdiction where the Offering is not permitted by law. This Prospectus Supplement and the accompanying Prospectus must not be used by anyone for any purpose other than in connection with the distribution of Offered Shares under this Offering. The Company does not undertake to update the information contained in this Prospectus Supplement or contained or incorporated by reference in the Prospectus, except as required by applicable securities laws.

Neither the Company nor the Underwriters have authorized anyone to provide any information other than that contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus or any relevant free writing prospectus prepared by or on behalf of the Company or to which the Company has referred you. The Company and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. It is important for you to read and consider all information contained in this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, and any free writing prospectus that the Company has authorized for use in connection with this Offering, in their entirety before making your investment decision.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the Shelf Prospectus and such information is not incorporated by reference herein or therein.

Unless otherwise noted or the context indicates otherwise, the “Company”, “Skylight”, “we”, “us” and “our” refer to Skylight Health Group Inc. and controlled entities included in its consolidated financial statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This Prospectus Supplement contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are Canadian dollars, and United States dollars are referred to as “US$”.

The Canadian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Canadian dollars between Canada and the United States. Any remittances of dividends or other payments by us to persons in the United States are not and will not be subject to any exchange controls.

The table below sets forth for the periods indicated, certain exchange rates based upon the exchange rates published by the Bank of Canada during the respective periods. The Company makes no representation that any Canadian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Canadian dollars, as the case may be, at any particular rate, the rates stated below, or at all. The rates are set out as Canadian dollars per US$1.00.

	Period-End	Average	High	Low
For the year ended December 31,
2020	$1.2732	$1.3415	$1.4496	$1.2718
2019	$1.2988	$1.3269	$1.3600	$1.2988
2018	$1.3642	$1.2957	$1.3642	$1.2288

On November 30, 2021, the closing rate of exchange for Canadian dollars in terms of the U.S. dollar, as quoted by the Bank of Canada daily rate, was U.S.$1.00 = $1.2792.

FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” about the Company within the meaning of applicable Canadian securities legislation, and “forward-looking statements” with the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and the United States Private Securities Litigation Reform Act of 1995, as amended, (collectively, “forward-looking statements”). These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performances and business prospects and opportunities of the Company. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “intend”, “will”, “project”, “could”, “believe”, “predict”, “potential”, “should” or the negative of these terms or other similar expressions are intended to identify forward-looking statements. In particular, information regarding the Company’s future operating results and economic performance is forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or events to differ materially from those anticipated, discussed or implied in such forward-looking statements. The Company believes the expectations reflected in such forward- looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus Supplement and the documents incorporated by reference herein should be considered carefully and investors should not place undue reliance on them as the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These statements speak only as of the date of this Prospectus Supplement or the particular document incorporated by reference herein. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	the completion of the Offering;

•	general business and economic conditions;

•	the intentions, plans and future actions of the Company;

•	the business and future activities of the Company after the date of this Prospectus Supplement;

•	market position, ability to compete and future financial or operating performance of the Company after the date of this Prospectus Supplement;

•	anticipated developments in operations;

•	the future demand for the products and services developed, produced, supplied, or distributed by the Company;

•	the timing and amount of estimated research & development expenditure in respect of the business of the Company;

•	operating revenue and operating expenditures;

•	success of marketing activities;

•	estimated budgets;

•	currency fluctuations;

•	the sufficiency of the Company’s working capital;

•	requirements for additional capital;

•	risks associated with obtaining and maintaining the necessary government permits and licenses related to the business;

•	government regulation;

•	limitations on insurance coverage;

•	the timing and possible outcome of regulatory matters;

•	goals, strategies and future growth;

•	the adequacy of financial resources;

•	compliance with environmental, health, safety and other laws and regulations;

•	the ability to attract and retain skilled staff;

•	market competition; and

•	the potential impact of the COVID-19 pandemic on the Company and/or its operations, and the healthcare industry and currency fluctuations.

These forward-looking statements involve risks and uncertainties relating to, among other things, access to skilled personnel, results of operating activities, uninsured risks, and regulatory changes. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the “Risk Factors” contained in this Prospectus Supplement, the accompanying Prospectus, the Company’s AIF (as defined here) and the documents incorporated by reference herein and therein. Investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. The Company cautions that the foregoing list of important factors is not exhaustive. The Company undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law. See “Forward-Looking Statements” in the AIF (as defined herein). The forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein and therein are expressly qualified in their entirety by this cautionary statement. Potential investors should read this entire Prospectus Supplement and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with the Offered Shares.

NON-IFRS MEASURES

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein contain references to certain measures that are not defined under IFRS.

These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company uses non-IFRS measures, including EBITDA and Adjusted EBITDA to provide investors with supplemental measures of its operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company believes that investors, securities analysts and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, and assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements.

Please refer to the Company’s Annual MD&A (as defined below), incorporated by reference into this Prospectus Supplement, for the definitions of EBITDA and Adjusted EBITDA presented by the Company and the reconciliation, where applicable, to the most directly comparable IFRS measure.

ADDITIONAL INFORMATION

The Company has filed with the SEC the Registration Statement on Form F-10 of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all the information set out in the Registration Statement. For further information about the Company and the Offered Shares, please refer to the Registration Statement, including the exhibits to the Registration Statement.

The Company is currently subject to the information requirements under Canadian securities laws and, upon the effectiveness of the Registration Statement, the Company became subject to certain information requirements of the U.S. Exchange Act. Consequently, Skylight files reports and other information with the securities regulatory authorities of the provinces of Alberta, British Columbia, Manitoba and Ontario (the “Applicable Jurisdictions”) and as well as reports and other information with the SEC. Under MJDS, the Company may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a “foreign private issuer” (as defined under United States securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal shareholders of the Company are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as United States companies.

The SEC maintains a website (www.sec.gov) that makes available reports and other information that the Company files electronically with it, including the Registration Statement that the Company has filed with respect hereto.

Copies of reports, statements and other information that the Company files with the Applicable Jurisdictions are available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

MARKET AND INDUSTRY DATA

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, includes market and industry data that has been obtained from third-party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources or ascertained the underlying economic assumptions relied upon by such sources. The Company does not intend, and undertakes no obligation, to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable Canadian securities laws.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company exists under the laws of Canada, and all of its executive offices and administrative activities are located outside the United States. In addition, all of the directors and officers of the Company, other than Patrick McNamee, Grace Mellis, Mohammad Bataineh and Kit Brekhus, are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Company or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Company or any of its directors or officers, as applicable, based upon United States federal securities laws.

In the United States, the Company has filed with the SEC an appointment of agent for service of process on Form F-X. Under such Form F-X, the Company has appointed its subsidiary MVC Technologies USA Inc., 82 Hartwell St Floor 2, Fall River, MA, 02721 United States, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Company in a United States court arising out of or related to or concerning the offering of the Offered Shares under the Registration Statement.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference in the accompanying Prospectus only for the purpose of the distribution of the Offered Shares under the Offering. The following documents, each of which has been filed with the securities regulatory authorities in the Applicable Jurisdictions and is available on SEDAR at www.sedar.com, are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

1.	the annual information form of the Company for the fiscal year ended December 31, 2020, dated April 19, 2021 (the “AIF”);

2.	the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019, together with the independent auditors’ reports thereon and the notes thereto;

3.	the Company’s management’s discussion and analysis for the year ended December 31, 2020 (the “Annual MD&A”);

4.	the Company’s unaudited condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2021 and 2020 (“Interim Financial Statements”);

5.	the Company’s management discussion and analysis for the three and nine-month periods ended September 30, 2021 (“Interim MD&A”);

6.	the management information circular dated July 20, 2020 relating to the annual general meeting of shareholders held on September 9, 2020;

7.	the management information circular dated October 7, 2020 relating to the special meeting of shareholders held on November 23, 2020;

8.	the management information circular dated January 18, 2021 relating to the special meeting of shareholders to be held on February 22, 2021;

9.	the material change report of the Company dated January 11, 2021 in respect of the announcement of a binding letter of intent to acquire a US primary and urgent care clinic group;

10.	the material change report of the Company dated February 14, 2021 in respect of the announcement of the appointment of Grace Mellis as a director;

11.	the material change report of the Company dated March 24, 2021 in respect of the announcement of the appointment of Patrick McNamee as a director;

12.	the material change report of the Company dated May 19, 2021 in respect of the announcement of an offering of securities pursuant to a short form prospectus supplement (the “May Offering”);

13.	the material change report of the company dated May 26, 2021 in respect of the closing of the May Offering; and

14.	“template version” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) of the investor presentation dated November 10, 2021.

Material change reports (other than confidential reports), business acquisition reports, annual financial statements, interim financial statements, the associated management’s discussion and analysis of financial condition and results of operations and all other documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement but before the termination or completion of the distribution of the Offered Shares hereunder will be deemed to be incorporated by reference in the Prospectus, as supplemented by this Prospectus Supplement, for the purpose of this Offering. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement pursuant to the foregoing paragraph is also included in any report that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. Further, the Company may incorporate by reference into the Registration Statement of which this Prospectus forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein is not deemed to be included or incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement or the accompanying Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement or the accompanying Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Technology Officer of the Company at its head and registered office located at 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1, Telephone (855) 874-4999 Ext: 101. Copies are also available electronically through SEDAR at www.sedar.com.

TERMS OF THE OFFERING

Issuer:	Skylight Health Group Inc.

Tickers:	SLHG – NASDAQ / SLHG.V – TSXV

Security Offered:	9.25% Series A Cumulative Redeemable Perpetual Preferred Stock

Anticipated Nasdaq Symbol:	SLHGP

Annual Dividend Amount:	$2.3125

Dividend Payment Amount/Date:	Monthly in the amount of $.1927 payable on or about the 20th of each month

Liquidation Preference:	$25.00

Maturity/Mandatory Redemption:	None

Optional Redemption:	At the Company’s option any time on or after December 3, 2024

Use of Proceeds:	Evaluating and completing possible acquisitions of clinical and medical services businesses, establishing primary care and sub-specialty services within existing facilities including HR and capacity development and working capital.

Sole Bookrunning Manager:	The Benchmark Company

DESCRIPTION OF THE BUSINESS

Skylight is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a United States multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (“FFS”) model to value-based care (“VBC”) through tools including proprietary technology, data analytics and infrastructure. Management expects that VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

The Company was founded in 2014 by founders with over 50 years of collective experience in clinical practice management in Canada and the United States, as owners, operators, and consultants to outpatient medical centers across a variety of specialties from primary care, urgent-care, sub-specialty, and allied health & wellness. Skylight was founded on a model designed to drive towards helping small and independent practices adopt value-based capabilities and take on varying levels of risk. According to a report on The State of Primary Care in the United States from the Robert Graham Center January 2018, the United States healthcare outpatient market is highly fragmented with over 56% of clinics and clinicians working independently and in small care groups.1 These practices struggle the most with developing and deploying VBC due to the increased investment in technology, infrastructure, and capacity. As the industry continues to be consolidated by large health networks, there is a need and demand by patients to maintain the same level of patient care and treatment outcomes lost within the consolidation by legacy health networks. Skylight positions itself as the disruptor to legacy health networks. Providing an opportunity to consolidate with Skylight while maintaining patient treatment quality, accessibility and affordability and preserving the way healthcare should be delivered. Skylight also positions itself to partner with health plans as they aim to provide more comprehensive care services to patients across varying risk groups and capitation models to lower the cost of downstream costs.

Skylight practices offer both in clinic and virtual care services through telemedicine and remote patient monitoring. As part of developing the infrastructure for improved access within its practices, the Company expects to expand offerings to patients including a nursing and advisory hotline, same day access, annual wellness reminders and screening protocols, improved access to home-care and remote care services.

The Company’s vision and business model is to drive towards an outcome-based reimbursement model, more commonly referred to as the value-based model. The Company works through an acquisition strategy that focuses on current FFS practices that will convert to VBC or capitation-based payment models. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. The Company’s revenues will largely be driven by insurable services paid for by payors currently in an FFS model that will convert to a blended or VBC model.

Business Metrics

The Company currently provides care to over 90,000 patients across six key markets including, Colorado, Florida, Tennessee, Texas, Pennsylvania and Washington. Additional clinics in both Massachusetts and Maine are currently in the process of opening and future planned markets include New Jersey, New York and California.

Within the existing Skylight network, the Company operates 23 medical centers and employs over 300 individuals on a full-time equivalent basis, including over 80 medical professionals on staff.

Market Information

According to Robert Graham Center,2 the Primary Care market in the United States represents over $290 billion with an annual growth rate of 4.7%. The largest segment of the market continues to be physician-owned practices (56%) with employee/non-physician-owned practices (26%). There is a major primary care physician shortage identified across the United States, representing only 32% of the market, in part driven by primary care being on the

[1]	Petterson S, McNellis R, Klink K, Meyers D, Bazemore A. The State of Primary Care in the United States: A Chartbook of Facts and Statistics. January 2018
[2]	Petterson S, McNellis R, Klink K, Meyers D, Bazemore A. The State of Primary Care in the United States: A Chartbook of Facts and Statistics. January 2018

low end of the compensation scale relative to other physician specialties which in turn nets a low interest by physicians to train to enter the primary care space. This new market shift to value-based payments provides a substantial opportunity to correct this market deficiency.

According to the Association of American Medical Colleges an estimated shortage of 21,000 to 52,000 primary care physicians will impact the United States healthcare market by 2033.3 The figure below illustrates where those shortfalls will be felt the most and the numbers that are estimated to help fill the gap.

The largest change agent in the market today are payors. Insurance companies are pushing to revitalize primary care through value-based care models and in turn, incentivizing providers to achieve improved patient health and reduced costs. The chart below, based on the Health Care Payment Learning and Action Network (LAN) illustrates the progression being made from traditional models to future payment models.

These trends within the market are key to the Company’s business model and drive the execution of that model both through its M&A activity as well as the integration and overall management of its clinical network.

Business Model

The Company’s business model is primarily driven through its clinical operations that offer medical services to patients in the US through virtual and physical care in six (6) key markets. During 2019, the Company was able to begin validating its technology and contract research services, which generated incremental revenue by the end of the

[3]	Association of American Medical Colleges: Kaiser Family Foundation

fiscal year ended December 31, 2019 and continued to grow throughout the fiscal year ended December 31, 2020. The Company differentiates itself by being an integrative medical practice in the United States that owns its own proprietary technology data analytical assets, and clinical research expertise to support new market expansion, market access, data collection and analysis and drug discovery. At present, the Company operates and offers services in three vertical markets: medical services, technology & data analytics, and contract research and development services. Each vertical market is autonomous but works in tandem with the others. The Company integrates patient access, proprietary technology and consulting services to bring a comprehensive solution.

As more FFS providers face large roadblocks to converting from a FFS model to a VBC model, the market for acquiring small and independent service practices is large, but quality buyers remain limited. By partnering with Skylight Health, independent PCPs across the U.S. alleviate major challenges they face by joining a national platform that can provide them access to capital, technology, improved contracting and participation in value-based care programming.

The Company is paving a unique path to a full conversion to VBC and when comparing to its peers, the chart below illustrates the differentiators that its business model brings to the market.

Key Goal Setting for the Company

While the Company’s clinic network operates largely in a traditional FFS model, the goal is to become risk bearing with a shift towards a VBC model within 12 months of an acquisition for each clinic group acquired. The Company has mapped out the steps required to attain that goal and it is illustrated in the chart below.

Further, the Company is committed to its proprietary platform driving its transition from FFS to a full VBC model with a 500%+ financial improvement within two years of acquiring a clinic, as illustrated below. Key steps in converting acquired clinics to VBC models include the tracking of over 250 identified quality service and delivery metrics within the first 30 days of acquisition, assessing and managing quality scores over the course of the first 90 days post-acquisition ensuring operational efficiencies, provider alignment and to develop value-based care readiness.

Recent Developments

On October 29, 2021, the Company announced the execution of an agreement to divest 100% of its assets related to its legacy business Canna Care Docs and Relaxed Clarity to New Frontier Data for total consideration of $8,628,000 payable over two years. Closing of the transaction is subject to regulatory approval and is anticipated to close no later than December 15, 2021.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the consolidated capitalization of the Company since June 30, 2021, the date of the Company’s most recent Interim Financial Statements, which have not been disclosed in this Prospectus Supplement or in the documents incorporated by reference herein.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Preferred Shares

The description of certain terms of the Preferred Shares in the Prospectus Supplement does not purport to be complete and is in all respects subject to, and qualified in its entirety by references to the relevant provisions of the articles of amendment to be filed prior to the closing of the Offering establishing the terms of the Preferred Shares.

General

Immediately prior to consummation of this Offering, there will be 1,000,000 Preferred Shares authorized under the Company’s constating documents and no Preferred Shares outstanding. The Offered Shares hereby, when issued, delivered and paid for in accordance with the terms of the Underwriting Agreement, will be fully paid and non-assessable. The Board of Directors may, without the approval of holders of the Preferred Shares or the Common Shares, classify and designate shares of any class or series of preferred shares ranking junior to or on parity with the Preferred Shares (but not senior to) or designate additional Preferred Shares and authorize the issuance of such shares.

No Maturity, Sinking Fund or Mandatory Redemption

The Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption. Preferred Shares will remain outstanding indefinitely unless the Company decides to redeem or otherwise repurchase them. The Company is not required to set aside funds to redeem the Preferred Shares.

Ranking

The Preferred Shares will rank, with respect to rights to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Company:

•	senior to all classes or series of common shares and to all other equity securities issued by the Company other than equity securities referred to in the next two bullet points below;

•

on a parity with all equity securities issued with terms specifically providing that those equity securities rank on a parity with the Preferred Shares with respect to rights to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Company;

•

junior to all equity securities issued by the Company with terms specifically providing for ranking senior to the Preferred Shares with respect to rights to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Company (please see the section entitled “Voting Rights” below); and

•

effectively junior to all existing and future indebtedness of the Company (including indebtedness convertible into Common Shares or other securities of the Company) and to any indebtedness and other liabilities of (as well as any preferred equity interests held by others in) the Company’s subsidiaries.

Dividends

Holders of Preferred Shares are entitled to receive, if, as and when authorized by the Board of Directors and declared by the Company, out of funds of the Company legally available for the payment of dividends, cumulative cash dividends at the rate of 9.25% of the US$25.00 per share liquidation preference per annum (equivalent to $2.3125 per annum per share). Dividends on the Preferred Shares shall be payable monthly on the 20th day of each month; provided that if any dividend payment date is not a Business Day (as defined in the articles of amendment creating the

Preferred Shares), then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding Business Day and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day. Any dividend payable on the Preferred Shares, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the Company’s register for the Preferred Shares at the close of business on the applicable record date, which shall be the last day of the calendar month, whether or not a Business Day, immediately preceding the month in which the applicable dividend payment date falls. As a result, holders of Preferred Shares will not be entitled to receive dividends on a dividend payment date if such shares were not issued and outstanding on the applicable dividend record date.

Dividends will accrue and be cumulative from the date of original issuance, which is expected to be December 6, 2021. The dividend payable on December 20, 2021 will be paid to the persons who are the holders of record of the Preferred Shares at the close of business on the corresponding record date, which will be December 6, 2021.

No dividends on Preferred Shares shall be authorized by the Board of Directors or paid or set apart for payment by the Company at any time when the terms and provisions of any agreement of the Company, including any agreement relating to indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Preferred Shares will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are authorized by the Board of Directors. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Preferred Shares that may be in arrears, and holders of the Preferred Shares will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Preferred Shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future distributions on Common Shares or preferred shares, including the Preferred Shares will be at the discretion of the Board of Directors and will depend on, among other things, results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements, applicable law and any other factors the Board of Directors deems relevant. Accordingly, there is no guarantee that the Company will be able to make cash distributions on Preferred Shares or what the actual distributions will be for any future period.

Unless full cumulative dividends on all Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no dividends (other than in Common Shares or in shares of any class or series of preferred shares that the Company may issue ranking junior to the Preferred Shares as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up) shall be declared and paid or declared and set apart for payment upon Common Shares or preferred shares that may be issued ranking junior to, or on a parity with, the Preferred Shares as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up. Nor shall any other distribution be declared and made upon shares of Common Shares or preferred shares that may be issued ranking junior to, or on a parity with, the Preferred Shares as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up. Also, any Common Shares or preferred shares that may be issued ranking junior to or on a parity with the Preferred Shares as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except (x) by conversion into or exchange for other shares that may be issued ranking junior to the Preferred Shares as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up and (y) for transfers, redemptions or purchases made pursuant to the ownership and transfer restrictions contained in the constating documents).

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Shares and any other outstanding series of preferred shares that may be issued ranking on a parity as to the payment of dividends with the Preferred Shares, all dividends declared upon the Preferred Shares and any other class or series of preferred shares that may be issued ranking on a parity as to the payment of dividends with the Preferred Shares shall be declared pro rata so that the amount of dividends declared per Preferred Share and such other class or series of preferred stock that may be issued shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares and such other series of preferred shares that may be issued (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred shares do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Preferred Shares that may be in arrears.

In addition, if at any time the Company declares a dividend on its Common Shares, holders of the Preferred Shares will be entitled to receive an equivalent dividend calculated on the basis of the number of Common Shares a holder would hold determined by dividing US$25.00 by the closing price of the Common Shares on its primary trading market on the record date for such dividend.

Liquidation Preference

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to be paid out of the assets that are legally available for distribution to shareholders, subject to the preferential rights of the holders of any class or series of shares that may be issued ranking senior to the Preferred Shares with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of US$25.00 per share, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of Common Shares or any other class or series of securities that may be issued that rank junior to the Preferred Shares as to liquidation rights.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of shares that may be issued ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of shares shall share rateably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

The Company will use commercially reasonable efforts to provide written notice of any such liquidation, dissolution or winding up no fewer than two days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the Company’s remaining assets. The amalgamation or merger of the Company with or into any other corporation, trust or entity or of any other entity with or into the Company, or the sale, lease, transfer or conveyance of all or substantially all of the Company’s assets or business, shall not be deemed a liquidation, dissolution or winding up of the Company (although such events may give rise to the special optional redemption to the extent described below).

Redemption

The Preferred Shares are not redeemable by the Company prior to December 3, 2024 except as described below under “– Special Optional Redemption.”

Optional Redemption

On and after December 3, 2024 the Optional Redemption Date, the Company may, at its option, upon not less than thirty (30) and not more than sixty (60) days’ written notice, redeem the Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price equal to US$25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.

Special Optional Redemption

Upon the occurrence of a Change of Control, the Company may, at its option, upon not less than thirty (30) and not more than sixty (60) days’ written notice, redeem the Preferred Shares, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of US$25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

A “Change of Control” is deemed to occur when, after the original issuance date of the Preferred Shares, there is an acquisition by any person, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Company’s outstanding shares entitling that person to exercise more than 50% of the total voting power of all of the Company’s shares entitled to vote generally in the election of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition).

Redemption Procedures

In the event the Company elects to redeem Preferred Shares, the notice of redemption will be mailed to each holder of record of Preferred Shares called for redemption at such holder’s address as it appears on the Company’s share transfer records, not less than two days prior to the redemption date, and will state the following:

•	the redemption date;

•	the number of Preferred Shares to be redeemed;

•	the redemption price;

•	the place or places where certificates (if any) for the Preferred Shares are to be surrendered for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accumulate on the redemption date;

•	whether such redemption is being made pursuant to the provisions described above under “– Optional Redemption” or “– Special Optional Redemption”; and

•	if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control.

If less than all of the Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Preferred Shares held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Preferred Shares except as to the holder to whom notice was defective or not given.

Holders of the Preferred Shares to be redeemed shall surrender the Preferred Shares at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any Preferred Shares has been given and if the Company has irrevocably set apart the funds necessary for redemption in trust for the benefit of the holders of the Preferred Shares so called for redemption, then from and after the redemption date (unless default shall be made by us in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accrue on those Preferred Shares, those Preferred Shares shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date is not a Business Day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next Business Day and no interest, additional dividends or other sums will accrue on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding Preferred Shares are to be redeemed, the Preferred Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method the Company determines that will not result in the automatic transfer of any Preferred Shares to a charitable trust pursuant to the ownership and transfer restrictions contained in the constating documents.

In connection with any redemption of Preferred Shares, the Company shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Preferred Shares at the close of business on such dividend record date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Preferred Shares to be redeemed.

No Preferred Shares shall be redeemed unless full cumulative dividends on all Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods unless all outstanding Preferred Shares are simultaneously redeemed. The Company shall not otherwise purchase or acquire directly or indirectly any Preferred Shares (except by exchanging it for shares ranking junior to the Preferred Shares as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up); provided, however, that the foregoing shall not prevent the purchase by the Company of shares transferred to a charitable trust pursuant to the ownership and transfer restrictions contained in the Company’s constating documents or the purchase or acquisition by the Company of Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares.

Subject to applicable law, the Company may purchase Preferred Shares in the open market, by tender or by private agreement. Any Preferred Shares that have been redeemed or otherwise acquired by the Company, will, after such redemption or acquisition, be cancelled.

Voting Rights

Holders of the Preferred Shares do not have any voting rights, except as expressly provided for in the Canada Business Corporations Act (the “CBCA”) and as set forth below.

So long as any Preferred Shares remain outstanding, the Company will not, without the vote or consent of the holders of at least two-thirds of the votes entitled to be cast by the holders of the Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting together as a class with all other classes or series of parity preferred shares that may be issued upon which like voting rights have been conferred and are exercisable), create a new class or series of preferred shares ranking ahead of the Preferred Shares with respect to dividends or capital.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Except as expressly stated in the constating documents, the Preferred Shares do not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

No Conversion Rights

The Preferred Shares are not convertible into Common Shares or any other security.

No Pre-emptive Rights

No holders of the Preferred Shares will, as holders of Preferred Shares, have any pre-emptive rights to purchase or subscribe for Common Shares or any other security.

Change of Control

Provisions in the constating documents, including the articles of amendment creating the Preferred Shares may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt, which is opposed by management and the Board of Directors.

Book-Entry Procedures

DTC acts as securities depository for the Preferred Shares. With respect to the Preferred Shares offered hereunder, the Company will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of Preferred Shares. The Company will deposit these certificates with DTC or a custodian appointed by DTC. The Company will not issue certificates to you for the Preferred Shares that are purchased, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Preferred Shares will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in Preferred Shares must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Preferred Shares.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the underwriters, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When Preferred Shares are purchased within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the Preferred Shares on DTC’s records. You will be considered to be the “beneficial owner” of the Preferred Shares. Your beneficial ownership interest will be recorded on the Direct Participants’ and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts Preferred Shares are credited.

Purchasers will not receive written confirmation from DTC of a purchase. The Direct Participants or Indirect Participants through whom Preferred Shares are purchased should send written confirmations providing details of the purchasers, as well as periodic statements of your holdings. The Direct Participants and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct Participants and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The Company understands that, under DTC’s existing practices, in the event that the Company requests any action of the holders, or an owner of a beneficial interest in a global security, such as a purchaser, desires to take any action that a holder is entitled to take under the constating documents (including the articles of amendment creating the Preferred Shares), DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the Preferred Shares will be sent to Cede & Co. If less than all of the outstanding Preferred Shares are being redeemed, DTC will reduce each Direct Participant’s holdings of Preferred Shares in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the Preferred Shares. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the shares of Preferred Shares are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Preferred Shares are made directly to DTC’s nominee (or its successor, if applicable). DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct Participants and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Preferred Shares at any time by giving reasonable notice to us. Additionally, the Company may decide to discontinue the book-entry only system of transfers with respect to the Preferred Shares. In that event, the Company will print and deliver certificates in fully registered form for the Preferred Shares. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, the Company will issue the Preferred Shares in definitive form, at the Company’s expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the Preferred Shares will be made in immediately available funds. Secondary market trading among DTC’s participants occurs in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

The Preferred Shares have not been rated

The Preferred Shares have not been rated by any nationally recognized statistical rating organization, which may negatively affect its market value and the ability to sell such shares. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of the Preferred Shares. In addition, the Company may elect in the future to obtain a rating of the Preferred Shares, which could adversely impact the market price of the Preferred Shares. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward, placed on negative outlook or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of the Preferred Shares.

Common Shares

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in series, without par value. As of the date of this Prospectus Supplement, the Company had 39,006,761 Common Shares issued and outstanding.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion or exchange rights. There are no provisions for redemption, retraction, purchase for cancellation or surrender, and there are no sinking funds or purchase funds provisions.

No dividends on the Common Shares have been paid to date. Skylight anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the board of directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

PRIOR SALES

The following table summarizes issuances of Common Shares within the 12 months prior to the date of this Prospectus Supplement. No Preferred Shares have been issued in the past 12 months.

Date of Issuance	Description of Transaction	Number of Common Shares Issued(1)	Price per Common Share ($)(1)

December 2, 2020	Option Exercise	4,000	0.825

December 2, 2020	Option Exercise	112,000	2.20

December 3, 2020	Debt Settlement for Services(2)	25,000	3.10

December 14, 2020	Warrant Exercise	7,400	1.00

December 14, 2020	Option Exercise	100,000	0.925

December 15, 2020	Option Exercise	30,000	0.825

December 15, 2020	Option Exercise	2,500	0.405

December 23, 2020	Warrant Exercise	1,200	4.00

December 30, 2020	Short Form Prospectus Offering(3)	2,760,000	5.00

December 30, 2020	Debt Settlement for Services(2)	32,816	5.70

January 6, 2021	Option Exercise	4,689	0.409

January 6, 2021	Warrant Exercise	1,344	2.5

January 6, 2021	Warrant Exercise	672	4.00

January 13, 2021	Warrant Exercise	4,500	4.00

January 13, 2021	Warrant Exercise	8,000	4.00

January 20, 2021	Warrant Exercise	4,000	4.00

January 27, 2021	Warrant Exercise	58,736	1.00

January 27, 2021	Warrant Exercise	5,000	4.00

January 29, 2021	Warrant Exercise	81,950	1.00

January 29, 2021	Warrant Exercise	6,300	4.00

January 29, 2021	Options Exercise	750	0.405

February 9, 2021	Warrant Exercise	51,233	1.00

February 10, 2021	Warrant Exercise	57,746	1.00

February 10, 2021	Options Exercise	3,750	0.405

February 10, 2021	Options Exercise	7,076	5.70

February 18, 2021	Options Exercise	2,439	2.05

February 18, 2021	Options Exercise	750	0.405

February 18, 2021	Warrant Exercise	9,069	1.00

February 18, 2021	Warrant Exercise	7,800	4.00

February 18, 2021	Warrant Exercise	1,400	2.50

February 18, 2021	Warrant Exercise	100,000	1.00

Date of Issuance	Description of Transaction	Number of Common Shares Issued(1)	Price per Common Share ($)(1)
February 18, 2021	Warrant Exercise	10,000	1.00

February 18, 2021	Warrant Exercise	40,000	1.00

February 18, 2021	Warrant Exercise	5,000	4.00

February 18, 2021	Warrant Exercise	5,000	4.00

February 18, 2021	Warrant Exercise	1,726	1.00

February 26, 2021	Warrant Exercise	61,074	2.35

February 26, 2021	Warrant Exercise	19,200	5.00

February 26, 2021	Warrant Exercise	17,450	2.35

February 26, 2021	Warrant Exercise	9,000	4.00

February 26, 2021	Warrant Exercise	16,667	1.00

March 10, 2021	Warrant Exercise	5,940	1.00

March 12, 2021	Warrant Exercise	100,000	1.00

March 12, 2021	Warrant Exercise	66,667	1.00

March 18, 2021	Warrant Exercise	746	1.00

March 18, 2021	Warrant Exercise	47	1.00

March 18, 2021	Warrant Exercise	16,620	1.00

March 16, 2021	Options Exercise	3,800	3.85

March 25, 2021	Warrant Exercise	33,380	1.00

March 25, 2021	Warrant Exercise	35,000	1.00

March 25, 2021	Warrant Exercise	12,270	1.00

March 25, 2021	Acquisition of River City Medical Associates	74,833	6.40

April 6, 2021	Warrant Exercise	1,071	1.00

April 16, 2021	Warrant Exercise	50,000	1.00

April 22, 2021	Warrant Exercise	6,867	1.00

April 26, 2021	Warrant Exercise	33,333	1.00

May 3, 2021	Options Exercise	6,500	0.405

May 7, 2021	Options Exercise	3,750	0.405

May 7, 2021	Options Exercise	3,658	0.405

May 10, 2021	Warrant Exercise	8,725	2.35

May 12, 2021	Options Exercise	8,350	0.405

May 25, 2021	Acquisition of River City Medical Associates	50,714	7.25

May 26, 2021	Short Form Prospectus Offering(4)	1,970,360	7.00

June 10, 2021	Warrant Exercise	16,667	1.000

June 29, 2021	Options Exercise	4,000	0.825

June 29, 2021	Options Exercise	30,000	3.300

Date of Issuance	Description of Transaction	Number of Common Shares Issued(1)	Price per Common Share ($)(1)

July 12, 2021	Options Exercise	30,606	3.300

July 12, 2021	Options Exercise	100,000	3.000

August 13, 2021	Warrant Exercise	6,667	1.000

August 17, 2021	Acquisition of River City Medical Associates	87,779	4.27

August 18, 2021	Option Exercise	20,000	2.550

August 25, 2021	Warrant Exercise	25,000	1.000

August 27, 2021	Option Exercise	750	0.406

August 27, 2021	Option Exercise	1,219	2.05

September 13, ,2021	Warrant Exercise	104,401	1.000

September 16, 2021	Option Exercise	136,822	0.575

September 16, 2021	Option Exercise	136,822	0.625

September 16, 2021	Option Exercise	26,356	0.750

October 5, 2021	Option Exercise	2,000	0.406

November 4, 2021	Warrant Exercise	16,600	1.00

November 5, 2021	Acquisition of River City Medical Associates	101,738	3.64

Notes:

(1)

All references to Common Shares and Prices in this table are being presented after giving effect the consolidation of the outstanding Common Shares on May 26, 2021 on the basis of one post-consolidated Common Share for each five (5) pre-consolidated Common Shares.

(2)	Issued to settle accounts payable for services rendered.
(3)	The Company completed a bought deal offering of 2,760,000 Common Shares at a price of $5.00 per share for aggregate gross proceeds of $13,800,000.
(4)	The Company completed a bought deal offering of 1,971,560 Common Shares at a price of $7.00 per share for aggregate gross proceeds of $13,800,920.

The following table summarizes issuances of Common Share purchase warrants within the 12 months prior to the date of this Prospectus Supplement.

Date of Issuance	Description of Transaction	Number of Warrants Issued(1)	Exercise Price ($)(1)	Expiry Date
December 30, 2020(2)	Broker Warrants	154,272	5.00	December 30, 2022

Notes:

(1)

All references to warrants and exercise prices in this table are being presented after giving effect the consolidation of the outstanding Common Shares on May 26, 2021 on the basis of one post-consolidated Common Share for each five (5) pre-consolidated Common Shares.

(2)	The Company completed a bought deal offering of 2,760,000 Common Shares at a price of $5.00 per share for aggregate gross proceeds of $13,800,000.

The following table summarizes issuances of options within the 12 months prior to the date of this Prospectus Supplement.

Date of Issuance	Number of Options Issued(1)	Strike Price per Option($)(1)	Expiry Date

December 2, 2020	635,200	3.850	December 2, 2025

December 9, 2020	20,000	5.550	December 14, 2022

December 14, 2020	100,000	5.550	December 14, 2022

December 30, 2020	44,676	5.700	December 30, 2022

February 8, 2021	120,000	7.500	February 8, 2023

February 17, 2021	12,000	9.000	February 17, 2023

February 17, 2021	40,000	9.000	February 17, 2026

February 25, 2021	55,000	7.950	February 25, 2026

March 16, 2021	62,360	6.500	March 16, 2026

August 26, 2021	372,000	3.90	August 26, 2026

Notes:

(1)

All references to options and exercise prices in this table are being presented after giving effect the consolidation of the outstanding Common Shares on May 26, 2021 on the basis of one post-consolidated Common Share for each five (5) pre-consolidated Common Shares

Trading Price and Volume

The Common Shares traded on the CSE until January 5, 2021. Effective January 6, 2021, the Common Shares commenced trading on the TSX-V under the symbol “SHG” and currently trade under the symbol “SLHG”. The Common Shares commenced trading on the Nasdaq on June 7, 2021 under the symbol “SLHG”. The following table sets forth the price range and trading volumes for the Common Shares on the CSE until January 5, 2021 and thereafter on the TSX-V for the periods indicated:

Date	High ($)(1)	Low ($)(1)	Trading Volume(1)
2020
December	6.75	3.25	5,552,657
2021
January	7.85	5.65	5,597,257
February	9.50	5.55	4,509,800
March	7.05	4.80	3,926,788
April	8.30	4.25	3,263,831
May	8.40	6.55	3,631,473
June	7.20	4.27	2,471,637
July	5.17	4.04	1,206,497
August	4.68	3.75	937,119
September	4.25	3.00	2,122,970
October	4.33	2.51	1,918,830
November	3.70	1.65	1,919,942

Note:

(1)

All references to share price and volume in this table are being presented after giving effect the consolidation of the outstanding Common Shares on May 26, 2021 on the basis of one post-consolidated Common Share for each five (5) pre-consolidated Common Shares.

USE OF PROCEEDS

The net proceeds to the Company from the Offering, assuming no exercise of the Over-Allotment Option, are estimated to be US$5,063,000, after deducting the Underwriters’ Fee and estimated expenses of the Offering. If the Over-Allotment Option is exercised in full, the net proceeds to the Company are estimated to be US$5,859,950, after deducting the Underwriters’ Fee and estimated expenses of the Offering in the amount of US$250,000. Until applied, the net proceeds of the Offering will be held in cash balances in the Company’s bank account or invested at the discretion of the board of directors, in short-term, high quality, interest bearing corporate, government-issued or government-guaranteed securities. See “Risk Factors – Risks Related to the Offering – Discretion in the Use of Proceeds”.

The Company’s primary business objective is directed at building and operating a national network of multi-disciplinary clinics across the United States. In particular, the Company intends to establish a national network in the United States of primary care clinics, with complementary sub-specialities, allied health and laboratory/diagnostic services by way of acquisition and organic growth. It is anticipated that the proceeds from the Offering will be used to fund the operational and possible strategic initiatives as set out below. The Company intends to use the net proceeds from the Offering in connection with such business objectives as follows:

Principal Purpose	From	To	No Over- Allotment	With Over- Allotment(2)
Evaluating and completing possible acquisitions of clinical and medical services businesses	Dec, 2021	Dec, 2022	US$1,338,800	US$1,597,120
Establishing primary care and sub-specialty services within existing facilities including HR and capacity development	Dec, 2021		US$1,429,600	US$1,644,040
General and Administrative(1)	Dec, 2021		US$2,244,600	US$2,618,790
Total			US$5,063,000	US$5,859,950

Notes:

(1)

Includes expenses related to the general operation of the Company, including without limitation, salary and benefits, professional fees including legal, auditing and tax, costs associated with public listing, regulatory, investor relations and public relations, business and corporate development, lease expenses, office rent, operating and information technology costs, director compensation, and director and officer insurance premiums and other corporate and regulatory expenses customarily related to being a public company.

(2)	None of the Company’s planned activities will be influenced in any material way if the Underwriters exercise or do not exercise the Over-Allotment Option.

Acquisitions will focus on arm’s length clinical assets in the United States that are either primary care, urgent care, sub-speciality, allied health or diagnostic testing groups. The Company will also review and consider certain technology and services that further strengthen the current infrastructure to support scale and growth. Acquisitions are typically completed as asset purchase transactions. The purchased assets generally include tangible equipment and furniture, technology, patient lists, lease contracts, human resources, provider agreements and goodwill.

As of the date of this Prospectus Supplement, the Company has not identified any specific investments or projects, nor any probable or significant acquisitions it wishes to undertake; however, it is important for the Company to have funds available to quickly and opportunistically pursue such opportunities as they arise. Given uncertain market conditions, the Company believes it is prudent to complete the Offering in order to further increase the Company’s cash on hand. The Company evaluates possible acquisition opportunities to expand its business on a regular basis. The Company is in the process of completing several acquisitions using the proceeds from the Company’s bought deal completed on May 26, 2021, none of which are considered significant acquisitions as defined under applicable securities laws. As of the date of this Prospectus Supplement, the Company is not involved in any probable or significant acquisition of a business or related businesses nor has it identified any specific investments or projects for which the proceeds of the Offering will be used.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above. While actual expenditures may differ from the above amounts and allocations, the net proceeds will be used by the Company in furtherance of the operation and potential expansion of the Company’s service offerings in the medical services, technology & data analytics, and contract research and development aspects of the healthcare services and technology markets, and for general corporate purposes.

The key business objectives of the Company in the near term are to further expand its footprint of clinics and medical services across the United States both organically and by acquisition. The Company also expects to strengthen its foundation to continue to support scale which include but are not limited to human capital, technology, management expertise.

Accordingly, the Company intends to use the net proceeds of the Offering to acquire additional medical clinics to add to its existing portfolio of such assets and to expand its business through the acquisition of medical and/or allied health clinical assets as well as for additional cash for operations. In order to execute on its business plan, the Company must identify suitable acquisition targets, perform due diligence thereon, negotiate favorable terms and then proceed to close the transaction. Although the Company intends to allocate approximately US$1,388,800 of the net proceeds of the Offering for acquisitions, there is no way to predict how many such acquisitions will be made or the cost of such acquisitions due to the wide-range of suitable target companies that may ultimately be acquired. Acquisitions undertaken by the Company have been smaller as a result of the fragmented nature of the industry.

While the Company believes that it has the skills and resources necessary to accomplish its stated business objectives, the business of the Company has a number of inherent risks. See the risk factors described under “Risk Factors” herein and in the AIF for factors that may impact the timing and success of the Company’s planned activities.

All components of working capital can be realized in cash. Based on its currently planned use of its available funds and the net proceeds of the Offering, as disclosed in this Prospectus, the Company expects to have sufficient available funds to continue operations for more than 12 months from the date of this Prospectus Supplement.

PLAN OF DISTRIBUTION

This Prospectus Supplement qualifies the distribution of the Offered Shares in the United States. The Underwriters will only sell, either directly or through their respective U.S. broker dealer affiliates or agents, the Offered Shares in the United States. No Offered Shares will be sold to Canadian purchasers.

Pursuant to the terms of the Underwriting Agreement dated December 1, 2021 between the Company and the Underwriters, as underwriters, the Company has agreed to sell, and the Underwriters have severally agreed to purchase, 275,000 Offered Shares from the Company at a price of US$21.00 per Preferred Share for a total consideration of US$5,775,000 payable to the Company in cash against delivery of the Offered Shares at the closing. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their “disaster out”, “material change out” and “regulatory out” provisions which are included in the Underwriting Agreement and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement. The Offering Price was determined by negotiation between the Company and the Underwriters.

In consideration for the Underwriters’ services with respect to the Offering, the Company shall pay the Underwriters’ Fee equal to 8% of the aggregate gross proceeds of the Offering (including the Over-Allotment Option), payable on the closing of the Offering (or the closing of the Over-Allotment Option, as applicable). The Underwriters’ Fee is payable in cash.

The expenses of the Offering payable by the Company in connection with the Offering, other than the underwriting discounts and commissions and the expense reimbursement referred to below, are estimated to be approximately US$250,000. The Company is responsible for all of expenses related to the Offering, whether or not it is completed.

In addition to the underwriting discounts and commissions to be paid by the Company, the Company has agreed to reimburse the Underwriters for certain of their out-of-pocket expenses incurred in connection with the Offering, including travel, document production and distribution and database and research expenses and the reasonable fees and disbursements of the Underwriters’ outside counsel.

The Company has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters the date that is 30 days after the closing date of the Offering, to purchase all or any of the Additional Shares at a price of US$21.00 per Additional Share to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Offering will be US$6,641,250, the total Underwriters’ Fee will be US$531,300 and the net proceeds to the Company will be US$6,109,950 (prior to deducting the expenses in connection with the Offering).

The Company has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof that are directly or indirectly based on or resulting from the Offering.

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution of the Preferred Shares under the Offering, the grant of the Over-Allotment Option and the issuance of Additional Shares on the exercise of the Over-Allotment Option.

The Company has applied to list the Offered Shares on the Nasdaq under the symbol “SLHGP”. Listing is conditional upon, among other things, the completion of the Offering and the Company fulfilling all of the listing requirements of Nasdaq. The Offered Shares will not be listed on the TSX-V, and no application has been made by the Company to list the Offered Shares on the TSX-V.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at such price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters pursuant to the Offering will effectively be decreased by the amount that the price paid by purchasers for the Offered Shares is less than the original Offering Price. Any such reduction will not affect the net proceeds of the Offering received by the Company.

In connection with the Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Preferred Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Preferred Shares while the Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Preferred Shares than it is required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Preferred Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Preferred Shares available for purchase in the open market compared with the price at which they may purchase Additional Shares through the Over-Allotment Option. If, following the closing of the Offering, the market price of the Preferred Shares decreases, the short position created by the over-allocation position in the Preferred Shares may be filled through purchases in the open market, creating upward pressure on the price of the Preferred Shares. If, following the closing of the Offering, the market price of Preferred Shares increases, the over-allocation position in the Preferred Shares may be filled through the exercise of the Over-Allotment Option.

The Underwriters must close out any naked short position by purchasing Preferred Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Preferred Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Preferred Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will acquire such Preferred Shares under this Prospectus Supplement, regardless of whether the overallocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to DTC or its nominee and deposited with DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered from or through whom a beneficial interest in the Offered Shares is purchased.

In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus electronically.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Preferred Shares acquired pursuant to this Prospectus Supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Preferred Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Preferred Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Preferred Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Preferred Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Preferred Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Preferred Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Preferred Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Preferred Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Preferred Shares as a result of such income being recognized on an applicable financial statement; (i) taxpayers that are subject to the “applicable financial statement” accounting rules under Section 451(b) of the Code; or (j) own, have owned or will own (directly, indirectly, or by attribution) 5% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Preferred Shares in connection with carrying on a business in Canada; (d) persons whose Preferred Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention and that use or hold Preferred Shares in connection with such permanent establishment. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Preferred Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Preferred Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Preferred Shares.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES.

Ownership and Disposition of Preferred Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Preferred Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Preferred Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Preferred Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Preferred Shares will constitute ordinary dividend income. Dividends received on Preferred Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Preferred Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.

For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of any Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Preferred Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Preferred Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Preferred Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Preferred Shares are held for more than one year. If the consideration a U.S. Holder receives for the Preferred Shares is not paid in U.S. dollars, the amount realized will be determined using the rules described under “Additional Considerations—Use of Foreign Currency to Purchase Preferred Shares or Receipt of Foreign Currency.” A U.S. Holder’s tax basis in its Preferred Shares generally will equal the U.S. dollar cost of such Preferred Shares. If a U.S. Holder uses foreign currency to purchase Preferred Shares, the cost of the Preferred Shares will be will be determined using the rules described under “Additional Considerations—Use of Foreign Currency to Purchase Preferred Shares or Receipt of Foreign Currency.”

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Preferred Shares.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

The Company believes that it was not a PFIC for the fiscal year ended December 31 2020, and based on current business plans and financial expectations, the Company expects that it should not be a PFIC for the current fiscal year and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Preferred Shares.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds Preferred Shares, the Company generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which it holds Preferred Shares, unless the Company ceases to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the Preferred Shares. If such election is made, the U.S. Holder will be deemed to have sold the Preferred Shares it holds at their fair market value on the last day of the last taxable year in which the Company qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the U.S. Holder’s Preferred Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless the Company subsequently becomes a PFIC.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

If the Company were a PFIC in any tax year during which a U.S. Holder held Preferred Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Preferred Shares and with respect to gain from the disposition of Preferred Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Preferred Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Preferred Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Preferred Shares ratably over its holding period for the Preferred Shares. Such amounts allocated to the year of the disposition or excess distribution (or to years on such U.S. Holder’s holding period for Preferred Shares that are prior to the first taxable year in which the Company became a PFIC) would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply. The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Preferred Shares cannot be treated as capital, even if the U.S. Holder holds the Preferred Shares as capital assets.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for the Preferred Shares, it will include in income for each year that the Company is treated as a PFIC with respect to the U.S. Holder an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of the U.S. Holder’s taxable year over its adjusted basis in such Preferred Shares. The U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Preferred Shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Preferred Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Preferred Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Preferred Shares, as well as to any loss realized on the actual sale or disposition of the Preferred Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such Preferred Shares. A U.S. Holder’s basis in the Preferred Shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, any distributions the Company makes would generally be subject to the rules discussed under subheading “Ownership and Disposition of Preferred Shares—Taxation of Distributions,” except the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. The Company’s Preferred Shares are to be listed on the Nasdaq. A “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established pursuant to section 11A of the U.S. Securities Exchange Act of 1934, as amended, such as Nasdaq, as well as a foreign exchange that is regulated by a government authority in the jurisdiction in which the exchange is located and in respect of which certain other requirements are met. The Preferred Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs the Company owns, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. Once made, the election cannot be revoked without the consent of the IRS unless the Preferred Shares cease to be marketable. If the Company is a PFIC for any year in which the U.S. Holder owns the Preferred Shares but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. A U.S. Holder should consult its tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of Preferred Shares in that corporation generally may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a QEF Election to include in income its share of the corporation’s income on a current basis. A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable provided that such QEF Election is made by such holder in the first year in such holder’s holding period in which the Company is PFIC) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules during any subsequent tax year in which the Company qualifies as a PFIC. However, a U.S. Holder may make a QEF Election with respect to its Preferred Shares only if the Company furnishes the U.S. Holder with certain tax information annually.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Preferred Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Preferred Shares.

Use of Foreign Currency to Purchase Preferred Shares or Receipt of Foreign Currency

A U.S. Holder’s tax basis in its Preferred Shares generally will equal the U.S. dollar cost of such Preferred Shares. If a U.S. Holder uses foreign currency to purchase Preferred Shares, the cost of the Preferred Shares will be the U.S.

dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the Preferred Shares are treated as traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the cost of such Preferred Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Preferred Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). However, in the case of sale, exchange, or other taxable disposition of Preferred Shares, if the Preferred Shares are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.

A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Preferred Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50 percent or more of the voting power or value of the foreign corporation’s shares. In addition, the amount of a distribution with respect to the Preferred Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Preferred Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Preferred Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF PREFERRED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

An investment in the Offered Shares is subject to a number of risks that should be carefully considered by a prospective investor. Before deciding whether to invest in the Offered Shares, prospective investors should carefully consider, in light of their own financial circumstances, the risks described the accompanying Prospectus and the documents incorporated by reference herein and therein, including the AIF. See “Documents Incorporated by Reference” in this Prospectus Supplement and under “Risk Factors” in the Prospectus. In addition, other risks and uncertainties not presently known by management of the Company could impair the Company and its business in the future. The risks described in the Prospectus and the documents incorporated by reference herein and therein also include forward-looking statements and the Company’s actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Information”.

Risks Related to the Offering

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada and throughout the world have experienced a high level of price and volume volatility, and the market prices of securities of many companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Further, market prices for securities of early stage companies historically have been volatile and future developments concerning the Company or its industry, may have a significant impact on the market price of the Preferred Shares. There can be no assurance that continual fluctuations in the price of the Preferred Shares will not occur.

Discretion in the Use of Proceeds

The Company currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”. However, management of the Company will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

Securities of the Company and Dilution

The Offering Price was determined by negotiation between the Company and the Underwriters and bears no relationship to earnings, book value or other valuation criteria. The Company plans to use the proceeds of the Offering to carry out its activities as described under “Use of Proceeds”, but to further such activities, the Company may require additional funds and it is likely that, to obtain the necessary funds, the Company will have to sell additional securities, the effect of which could result in a substantial dilution of the present equity interests of the Company’s shareholders.

Speculative Investment

An investment in the Preferred Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Limited Voting Rights

The Preferred Shares have limited voting rights. The Common Shares are the only class of securities carrying full voting rights. Voting rights for holders of Preferred Shares exist primarily with respect to adverse changes in the terms of the Preferred Shares. Other than these limited voting rights described in this Prospectus Supplement, holders of Preferred Shares will not have any voting rights. See “Description of Securities Being Distributed – Preferred Shares” in this Prospectus.

Preferred Shares are subordinate to the Company’s existing and future debt and interests could be diluted by the issuance of additional preferred shares and by other transactions.

The Preferred Shares will rank junior to all existing and future debt of the Company and to other non-equity claims on the Company and its assets available to satisfy claims against it, including claims in bankruptcy, liquidation or similar proceedings. Any future debt may include restrictions on the Company’s ability to pay distributions to preferred shareholders. The constating documents of the Company currently authorizes the issuance of an unlimited number of preferred shares in one or more classes or series. As of immediately prior to consummation of this Offering, there will be 1,000,000 Preferred Shares authorized, none of which will be outstanding prior to the completion of this Offering. Subject to limitations prescribed by applicable corporate law and the Company’s constating documents, the Board of Directors is authorized to issue, from its authorized but unissued capital, preferred shares in such classes or series as the Board of Directors may determine and to establish from time to time the number of preferred shares to be included in any such class or series. The issuance of additional Preferred Shares or another series of preferred shares designated as ranking on parity with the Preferred Shares would dilute the interests of the holders of the Preferred Shares, and the issuance of shares of any class or series of shares expressly designated as ranking senior to the Preferred Shares or the incurrence of additional indebtedness could affect the Company’s ability to pay distributions on, redeem or pay the liquidation preference on the Preferred Shares. The Preferred Shares do not contain any terms relating to or limiting the Company’s indebtedness or affording the holders of Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all the assets, that might adversely affect the holders of the Preferred Shares, so long as the rights, preferences, privileges or voting power of the Preferred Shares or the holders thereof are not materially and adversely affected.

Cash available for distributions may not be sufficient to pay distributions on the Preferred Shares at expected levels, and there is no assurance of the Company’s ability to pay distributions in the future. The Company may use borrowed funds or funds from other sources to pay distributions, which may adversely impact operations.

The Company intends to pay regular monthly distributions to holders of the Preferred Shares. Distributions declared by the Company will be authorized by the Board of Directors in its sole discretion out of assets legally available for distribution and will depend upon a number of factors, including earnings, financial condition, restrictions under applicable law, the need to comply with the terms of existing financing arrangements, the capital requirements of the Company and other factors as the Board of Directors may deem relevant from time to time. The Company may be required to fund distributions from working capital, proceeds of this Offering or a sale of assets to the extent distributions exceed earnings or cash flows from operations. Funding distributions from working capital would restrict operations. If the Company is required to sell assets to fund distributions, such asset sales may occur at a time or in a manner that is not consistent with the Company’s disposition strategy. If the Company borrows to fund distributions, future interest costs would increase, thereby reducing earnings and cash available for distribution from what they otherwise would have been. The Company may not be able to pay distributions in the future. In addition, some of distributions may be considered a return of capital for income tax purposes. If the Company decides to make distributions in excess of current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in its shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. If distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such shares.

The Company could be prevented from paying cash dividends on the Preferred Shares due to prescribed legal requirements.

Holders of shares of Preferred Shares will not receive dividends on such shares unless authorized by the Board of Directors and declared by the Company. Under the CBCA, a corporation shall not declare or pay a dividend if there are reasonable grounds for believing that: (a) the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. Unless the Company operates profitably, the Company’s ability to pay cash dividends on the Preferred Shares may be negatively impacted. The business may not generate sufficient cash flow from operations to enable the Company to pay dividends on the Preferred Shares when payable. Further, even if the Company meets the applicable solvency tests under the CBCA to pay cash dividends on the Preferred Shares described above, the Company may not have sufficient cash to pay dividends on the Preferred Shares.

Furthermore, no dividends on Preferred Shares shall be authorized by the Board of Directors or paid, declared or set aside for payment by us at any time when the authorization, payment, declaration or setting aside for payment would be unlawful under the CBCA or any other applicable law. See “Description of Securities Being Distributed Being Distributed – Preferred Shares - Dividends.”

The Company may redeem the Preferred Shares and investors may not receive dividends that are anticipated if the Company redeems the Preferred Shares.

On or after December 3, 2024 the Company may, at its option, redeem the Preferred Shares, in whole or in part, at any time or from time to time. Also, upon the occurrence of a Change of Control, the Company may, at its option, redeem the Preferred Shares, in whole or in part, within 120 days after the first date on which such Change of Control occurred. The Company may have an incentive to redeem the Preferred Shares voluntarily if market conditions allow the Company to issue other preferred shares or debt securities at a rate that is lower than the dividend rate on the Preferred Shares. If the Company redeems the Preferred Shares, from and after the redemption date, dividends will cease to accrue on the Preferred Shares, the Preferred Shares shall no longer be deemed outstanding and all rights as a holder of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.

Holders of Preferred Shares should not expect the Company to redeem the Preferred Shares on or after the date they become redeemable at the Company’s option.

The Preferred Shares will be a perpetual equity security. This means that the Preferred Shares will have no maturity or mandatory redemption date and will not be redeemable at the option of the holders. The Preferred Shares may be redeemed only by the Company at its option either in whole or in part, from time to time, at any time on or after December 3, 2024 or within 120 days following the occurrence of a Change of Control. Any decision the Company may make at any time to propose a redemption of the Preferred Shares will depend upon, among other things, the evaluation of the Company’s capital position, the composition of shareholders’ equity and general market conditions at that time.

The Preferred Shares are not convertible into Common Shares, and investors will not realize a corresponding upside if the price of the Common Shares increase.

The Preferred Shares are not convertible into Common Shares and earn dividends at a fixed rate. Accordingly, an increase in market price of Common Shares will not necessarily result in an increase in the market price of the Preferred Shares. The market value of the Preferred Shares may depend more on dividend and interest rates for other preferred shares, commercial paper and other investment alternatives and the Company’s actual and perceived ability to pay dividends on, and in the event of dissolution satisfy the liquidation preference with respect to, the Preferred Shares.

The Change of Control right may make it more difficult for a party to acquire the Company or discourage a party from acquiring the Company.

The Change of Control right (as defined under “Description of Securities Being Distributed Being Distributed – Preferred Shares – Special Optional Redemption”) may have the effect of discouraging a third party from making an acquisition proposal for the Company or of delaying, deferring or preventing certain of change of control transactions under circumstances that otherwise could provide the holders of the Preferred Shares with the opportunity to realize a premium over the then-current market price of such equity securities or that shareholders may otherwise believe is in their best interests.

There is no established trading market for the Preferred Shares, listing on Nasdaq does not guarantee a market for the Preferred Shares and the market price and trading volume of the Preferred Shares may fluctuate significantly.

The Preferred Shares is a new issue of securities with no trading market. The Company has applied to list the Preferred Shares on Nasdaq but has not yet received conditional approval. However, an active and liquid trading market to sell the Preferred Shares may not develop after the issuance of the Preferred Shares offered hereby or, even if it develops, may not be sustained. The Offering Price for the Preferred Shares has been determined by negotiation between the Company and the Underwriters. The price at which the Preferred Shares trade after the completion of the Offering may be lower than the price at which the Underwriters sell them in the Offering. Because the Preferred Shares have no stated maturity date, investors seeking liquidity may be limited to selling their Preferred Shares in the secondary market. If an active trading market does not develop, the market price and liquidity of the Preferred Shares may be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the Preferred Shares will equal or exceed the price an investor pays for the Preferred Shares.

The market determines the trading price for the Preferred Shares and may be influenced by many factors, including the history of paying distributions on the Preferred Shares, variations in financial results, the market for similar securities, investors’ perception of the Company, the issuance of additional preferred equity or indebtedness and general economic, industry, interest rate and market conditions. Because the Preferred Shares carry a fixed distribution rate, their value in the secondary market will be influenced by changes in interest rates and will tend to move inversely to such changes. In particular, an increase in market interest rates may result in higher yields on other financial instruments and may lead purchasers of the Preferred Shares to demand a higher yield on the price paid for the Preferred Shares, which could adversely affect the market price of the Preferred Shares.

If the Preferred Shares are delisted, the ability to transfer or sell shares of the Preferred Shares may be limited and the market value of the Preferred Shares will likely be materially adversely affected.

The Preferred Shares do not contain provisions that are intended to protect investors if the Preferred Shares are delisted from Nasdaq. If the Preferred Shares are delisted from Nasdaq, investors’ ability to transfer or sell Preferred Shares will be limited and the market value of the Preferred Shares will likely be materially adversely affected. Moreover, since the Preferred Shares have no stated maturity date, investors may be forced to hold Preferred Shares indefinitely while receiving stated dividends thereon when, as and if authorized by the Board of Directors and paid by the Company with no assurance as to ever receiving the liquidation value thereof.

Market interest rates may have an effect on the value of the Preferred Shares.

One of the factors that will influence the price of the Preferred Shares will be the distribution yield on the Preferred Shares (as a percentage of the market price of the Preferred Shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of the Preferred Shares to expect a higher distribution yield (and higher interest rates would likely increase borrowing costs and potentially decrease funds available for distribution payments). Thus, higher market interest rates could cause the market price of the Preferred Shares to decrease and reduce the amount of funds that are available and may be used to make distribution payments.

In the event of a liquidation, an investor may not receive the full amount of your liquidation preference.

In the event of a liquidation, the proceeds will be used first to repay indebtedness and then to pay holders of Preferred Shares and any other class or series of shares ranking senior to or on parity with the Preferred Shares as to liquidation the amount of each holder’s liquidation preference and accrued and unpaid distributions through the date of payment. In the event the Company has insufficient funds to make payments in full to holders of the Preferred Shares and any other class or series of shares ranking senior to or on parity with the Preferred Shares as to liquidation, such funds will be distributed rateably among such holders and such holders may not realize the full amount of their liquidation preference.

The market price of the Preferred Shares could be substantially affected by various factors.

The market price of the Preferred Shares could be subject to wide fluctuations in response to numerous factors. The price of the Preferred Shares that will prevail in the market after the Offering may be higher or lower than the Offering Price depending on many factors, some of which are beyond the control of the Company and may not be directly related to operating performance. These factors include, but are not limited to, the following:

•	prevailing interest rates, increases in which may have an adverse effect on the market price of the Preferred Shares;

•	trading prices of similar securities;

•	the Company’s history of timely dividend payments;

•	the annual yield from dividends on the Preferred Shares as compared to yields on other financial instruments;

•	general economic and financial market conditions;

•	government action or regulation;

•	the financial condition, performance and prospects of the Company and its competitors;

•	changes in financial estimates or recommendations by securities analysts with respect to the Company or its competitors in its industry;

•	the Company’s issuance of additional preferred equity or debt securities; and

•	actual or anticipated variations in quarterly operating results of the Company and its competitors.

As a result of these and other factors, investors who purchase the Preferred Shares in the Offering may experience a decrease, which could be substantial and rapid, in the market price of the Preferred Shares, including decreases unrelated to operating performance or prospects.

The market price and trading volume of the Preferred Shares may be volatile following the Offering, and you could experience a loss if you sell Preferred Shares.

Even if an active trading market develops for the Preferred Shares, the market price of the Preferred Shares may be volatile. In addition, the trading volume in the Preferred Shares may fluctuate and cause significant price variations to occur. If the market price of the Preferred Shares declines significantly, an investor may be unable to sell Preferred Shares at or above the public Offering Price. There is not guarantee that the market price of the Preferred Shares will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the share price or result in fluctuations in the price or trading volume of the Preferred Share include:

•

actual or anticipated variations in quarterly results of operations or distributions, including as a result of the recent COVID-19 pandemic and its impact on the Company’s business, financial condition, results of operations and cash flows;

•	changes in earnings estimates or recommendations by securities analysts;

•	publication of research reports about the Company or its industry generally;

•	the extent of investor interest;

•	increases in market interest rates that lead purchasers of the Preferred Shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	strategic decisions by the Company or its competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	adverse market reaction to any additional debt that is incurred or acquisitions that are made in the future;

•	additions or departures of key management personnel;

•	future issuances of Common Shares or other equity securities;

•	actions by institutional or activist shareholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this Prospectus Supplement; and

•	general market and economic conditions.

If a substantial number of securities become available for sale and are sold in a short period of time, the market price of the Preferred Shares could decline.

A large volume of sales of Preferred Shares could further decrease the prevailing market price of such Preferred Shares and could impair the Company’s ability to raise additional capital through the sale of equity securities in the future. Even if sales of a substantial number of Preferred Shares are not effectuated, the perception of the possibility of these sales could depress the market price for the Preferred Shares and have a negative effect on the ability to raise capital in the future.

Upon completion of the Offering, there will be 275,000 Preferred Shares outstanding, or 316,250 Preferred Shares if the Underwriters exercise in full their option to purchase the Additional Shares. If shareholders sell substantial amounts of Preferred Shares in the public market following the Offering, the market price of the Preferred Shares could decrease significantly. The perception in the public market that shareholders might sell Preferred Shares could also depress the market price. A decline in the price of the Preferred Shares might impede the ability to raise capital through the issuance of additional Preferred Shares or other equity securities and could result in a decline in the value of the Preferred Shares purchased in the Offering.

The Preferred Shares have not been rated.

The Preferred Shares have not been rated by any nationally recognized statistical rating organization, which may negatively affect the market value and an investor’s ability to sell Preferred Shares. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of the Preferred Shares. In addition, the Company may elect in the future to obtain a rating of the Preferred Shares, which could adversely impact the market price of the Preferred Shares. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward, placed on negative outlook or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of the Preferred Shares.

Broad market fluctuations could negatively impact the market price of the Preferred Shares.

Market price and volume fluctuations could affect the market price of many companies in industries similar or related to the Company’s and that have been unrelated to these companies’ operating performance. These fluctuations could reduce the market price of the Preferred Shares. Furthermore, results of operations and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the market price of the Preferred Shares.

Future offerings of debt or senior preferred shares, which would be senior to the Preferred Shares upon liquidation, and any preferred equity securities that may be issued and be senior to the Preferred Shares for purposes of dividend distributions or upon liquidation, may adversely affect the market price of the Preferred Shares.

In the future, the Company may seek additional capital and commence offerings of debt or preferred equity securities, including medium-term notes, senior or subordinated notes and preferred shares. Upon liquidation, holders of debt securities and preferred shares and lenders with respect to other borrowings will receive distributions of available assets prior to the holders of Common Shares. Future preferred shares, if issued, could have a preference on liquidating distributions or dividend payments that could limit the ability to pay a dividend or make another distribution to the holders of the Preferred Shares. The decision to issue securities in any future offering will depend on market conditions and other factors beyond the Company’s control, and consequently, the Company cannot predict or estimate the amount, timing or nature of future offerings. Thus, shareholders bear the risk of future offerings reducing the market price of Preferred Shares and diluting their holdings.

A future issuance of Preferred Shares could dilute the value of the Preferred Shares.

The Company may sell additional Preferred Shares, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings. Upon completion of the Offering, there will be 39,006,761 Common Shares and 275,000 Preferred Shares issued and outstanding. Those shares outstanding do not include the potential issuance, as of the date of this Prospectus Supplement, of approximately 2,637,795 Common Shares on the exercise of common share purchase warrants and 3,718,604 Common Shares on the exercise of outstanding stock options or an additional 41,250 Additional Shares should the Underwriters exercise their Over-Allotment Option in full. Future issuance of any new shares could cause further dilution in the value of the outstanding Preferred Shares. The Company cannot predict the size of future issuances of the Preferred Shares, or securities convertible into or exchangeable for such shares, or the effect, if any, that future issuances and sales of Common Shares or Preferred Shares will have on the market price of the Preferred Shares. Sales of substantial amounts of the Preferred Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Preferred Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Effective May 4, 2021, the independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario M5J 0B2. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and the rules of the US Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

The registrar and transfer agent of the Company is Odyssey Transfer Inc., having an address of 702-67 Yonge Street, Toronto, Ontario, Canada, M5E 1J8.

INTEREST OF EXPERTS

Grant Thornton LLP, Chartered Professional Accountants is the former auditor of the Company and is independent of the Company in accordance with the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario).

The Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019 have been audited by Grant Thornton LLP, as set forth in their report, which report expresses an unqualified opinion on such financial statements. The audited consolidated financial statements have been incorporated by reference into this Prospectus Supplement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Company’s behalf by Gardiner Roberts LLP and on behalf of the Underwriters by Aird & Berlis LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Ellenoff Grossman & Schole LLP and on behalf of the Underwriters by Sheppard, Mullin, Richter & Hampton LLP . As at the date hereof, each of the aforementioned partnerships (and their partners, associates and employees) beneficially own, directly or indirectly, in the aggregate, less than 1% of the outstanding securities of the Company.

PROMOTERS

The founders of the Company, Pradyum Sekar, Chief Executive Officer and a director of the Company, and Kashaf Qureshi, the President, Chief Technology Officer and a director of the Company, are considered to be Promoters of the Company. Mr. Sekar owns 1,838,692 Common Shares representing 4.71% of the issued and outstanding Common Shares on an undiluted basis and Mr. Qureshi owns 1,773,917 Common Shares, representing 4.55% of the issued and outstanding Common Shares on an undiluted basis.

Other than as disclosed in this section or elsewhere in this Prospectus Supplement and the accompanying Prospectus, no person who was a promoter of the Company within the last two years:

1.	received anything of value directly or indirectly from the Company or a subsidiary other than compensation, including stock options, in their capacities as officers of the Company;

2.	sold or otherwise transferred any asset to the Company or a subsidiary within the last two years;

3.

is, as at the date of this Prospectus Supplement, or was within 10 years before the date of this Prospectus Supplement, a director, chief executive officer or chief financial officer of any person or company that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant person or company access to any exemption under securities legislation that was issued while the promoter was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an a cease trade order, an order similar to a cease trade order or an order that denied the relevant person or company access to any exemption under securities legislation that was issued after the promoter ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the promoter was acting in the capacity as director, chief executive officer or chief financial officer;

4.

is, at the date of this Prospectus Supplement, or has been within the 10 years before the date of this Prospectus Supplement, a director or executive officer of any person or company that, while the promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

5.

has, within the 10 years before the date of this Prospectus Supplement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the promoter, state the fact.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the registration statement to which this Prospectus forms a part: (i) the documents listed under “Documents Incorporated by Reference”; (ii) the consent of the Company’s former auditors, Grant Thornton LLP; and (iii) powers of attorney from the Company’s directors and officers included on the signature pages of the Registration Statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

This amended and restated short form prospectus is a base shelf prospectus. This amended and restated short form prospectus has been filed under legislation in the provinces of Alberta, British Columbia, Manitoba and Ontario that permits certain information about these securities to be determined after this amended and restated prospectus has become final and that permits the omission from this amended and restated prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Skylight Health Group Inc. at 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1, telephone 1-855-874-4999, and are also available electronically at www.sedar.com.

New Issue	October 4, 2021

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS

(amending and restating the short form base shelf prospectus dated May 6, 2021)

SKYLIGHT HEALTH GROUP INC.

C$100,000,000

COMMON SHARES

PREFERRED SHARES

DEBT SECURITIES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

This amended and restated short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by Skylight Health Group Inc. (the “Company” or “Skylight”) from time to time, during the 25-month period commencing May 7, 2021 that this Prospectus, including any amendments hereto, remains valid, of up to C$100,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares (“Common Shares”) or preferred shares (the “Preferred Shares” and together with the Common Shares, the “Equity Securities”) in the capital of the Company; (ii) bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, the “Debt Securities”); (iii) warrants (“Warrants”) to purchase other Securities (as defined below); (iv) subscription receipts (“Subscription Receipts”) convertible into other Securities; and (v) units (“Units”) comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Preferred Shares, Debt Securities, Warrants, Subscription Receipts and Units are collectively referred to herein as the “Securities”). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale including potentially by way of “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”).

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions”), whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares offered; (ii) in the case of Preferred Shares, the designation of the particular class and series, the number of Preferred Shares offered, the offering price, dividend rate, if any, whether the Preferred Shares are being offered for cash, and any other terms specific to the Preferred Shares Offered; (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, the offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other specific terms of the Debt Securities being offered; (iv) in the case of Warrants, the number of Warrants being offered, the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, whether the Warrants are being offered for cash, and any other terms specific to the Warrants offered; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, whether the Subscription Receipts are being offered for cash, and any other terms specific to the Subscription Receipts offered; and (vi) in the case of Units, the number of Units being offered, the offering price, the number and terms of the Securities comprising the Units, whether the Units are being offered for cash, and any other terms specific to the Units offered. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities. For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this Prospectus from time to time, Securities denominated in or issued in, as applicable, a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars using the Bank of Canada daily exchange rate of Canadian dollars with the Securities Currency in effect as of 4:30 p.m. (Toronto time) on the business day before the issue of such Securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (“SEC” OR “COMMISSION”) NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the registrant. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will, or expects to receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The issued and outstanding Common Shares are listed for trading on the TSX Venture Exchange (the “TSX-V”) under the symbol “SLHG” and the Nasdaq Capital Market (the “Nasdaq”) under the symbol “SLHG”. On October 1, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX-V was $3.04 and on the Nasdaq was US$2.39.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

Investing in the Securities is speculative and involves significant risks. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Forward-Looking Information” and “Risk Factors”.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of Skylight by Gardiner Roberts LLP as to legal matters relating to Canadian law and, if governed by United States law, by Ellenoff Grossman & Schole LLP as to matters relating to United States law.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.

The Company has its head and registered office located at 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1.

Grace Mellis and Patrick McNamee are directors of the Company and Mohammad Bataineh and Dr. Kit Brekhus are officers of the Company, each of whom reside outside of Canada.

The persons or entities named below have appointed the following agents for service of process:

Name of Person or Entity	Name and Address of Agent
Patrick McNamee	Skylight Health Group Inc. 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1
Grace Mellis	Skylight Health Group Inc. 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1
Mohammad Bataineh	Skylight Health Group Inc. 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1
Kit Brekhus	Skylight Health Group Inc. 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, the “Company”, “Skylight”, “we”, “us” and “our” refer to Skylight Health Group Inc. and controlled entities included in its consolidated financial statements.

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus or any Prospectus Supplement in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This Prospectus contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are Canadian dollars and United States dollars are referred to as “US$”.

The Canadian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Canadian dollars between Canada and the United States. Any remittances of dividends or other payments by us to persons in the United States are not and will not be subject to any exchange controls.

The table below sets forth for the periods identified the number of Canadian dollars per U.S. dollar as published by the Bank of Canada. We make no representation that any Canadian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Canadian dollars, as the case may be, at any particular rate, the rates stated below, or at all.

	Period-End	Average	High	Low
For the year ended December 31,
2020	$1.2732	$1.3415	$1.4496	$1.2718
2019	$1.2988	$1.3269	$1.3600	$1.2988
2018	$1.3642	$1.2957	$1.3642	$1.2288

On October 1, 2021, the rate of exchange for the number of Canadian dollars per U.S. dollar, based on the Bank of Canada daily rate, was U.S.$1.00 = $1.2654.

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FORWARD-LOOKING INFORMATION

Certain information contained in this Prospectus and the documents incorporated by reference herein may constitute forward-looking statements, as such term is defined under Canadian, U.S. and any other applicable securities laws. These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performances and business prospects and opportunities of the Company. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “intend”, “will”, “project”, “could”, “believe”, “predict”, “potential”, “should” or the negative of these terms or other similar expressions are intended to identify forward-looking statements. In particular, information regarding the Company’s future operating results and economic performance is forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or events to differ materially from those anticipated, discussed or implied in such forward-looking statements. The Company believes the expectations reflected in such forward- looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus and the documents incorporated by reference herein should be considered carefully and investors should not place undue reliance on them as the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These statements speak only as of the date of this Prospectus or the particular document incorporated by reference herein. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	the intentions, plans and future actions of the Company;

•	the business and future activities of the Company after the date of this Prospectus;

•	market position, ability to compete and future financial or operating performance of the Company after the date of this Prospectus;

•	anticipated developments in operations; the future demand for the products and services developed, produced, supplied, or distributed by the Company;

•	the timing and amount of estimated research & development expenditure in respect of the business of the Company;

•	operating revenue, operating expenditures; success of marketing activities; estimated budgets;

•	currency fluctuations;

•	the sufficiency of the Company’s working capital;

•	requirements for additional capital;

•	risks associated with obtaining and maintaining the necessary government permits and licenses related to the business

•

government regulation; limitations on insurance coverage; the timing and possible outcome of regulatory matters; goals; strategies; future growth; the adequacy of financial resources; and other events or conditions that may occur in the future;

•	compliance with environmental, health, safety and other laws and regulations;

•	the ability to attract and retain skilled staff;

•	market competition; and

•	the potential impact of the COVID-19 pandemic on the Company and/or its operations, and the healthcare industry and currency fluctuations.

These forward-looking statements involve risks and uncertainties relating to, among other things, access to skilled personnel, results of operating activities, uninsured risks, and regulatory changes. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors contained in this Prospectus and documents incorporated by

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reference herein. Investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. The Company cautions that the foregoing list of important factors is not exhaustive. The forward looking statements contained in this Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law. See “Forward- Looking Statements” in the AIF (as defined herein). The forward-looking statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein or therein are expressly qualified in their entirety by this cautionary statement. Holders of the Securities should read this entire Prospectus, and each applicable Prospectus Supplement, and consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.

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NON-IFRS MEASURES

This Prospectus and the documents incorporated by reference herein contain references to certain measures that are not defined under International Financial Reporting Standards (“IFRS”).

These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company uses non-IFRS measures, including EBITDA and Adjusted EBITDA to provide investors with supplemental measures of its operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company believes that investors, securities analysts and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, and assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements.

Please refer to the Company’s Annual MD&A (as defined below), incorporated by reference into this Prospectus, for the definitions of EBITDA and Adjusted EBITDA presented by the Company and the reconciliation, where applicable, to the most directly comparable IFRS measure.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 of which this Prospectus forms a part. This Prospectus does not contain all the information set out in the registration statement. For further information about the Company and the Securities, please refer to the registration statement, including the exhibits to the registration statement.

The Company is currently subject to the information requirements under Canadian securities laws and, upon the effectiveness of the registration statement, the Company will become subject to certain information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Consequently, Skylight files reports and other information with the securities regulatory authorities of the provinces of Alberta, British Columbia, Manitoba and Ontario (the “Applicable Jurisdictions”) and will file reports and other information with the SEC. Under the Multijurisdictional Disclosure System (“MJDS”), the Company may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a “foreign private issuer” (“FPI”) (as defined under United States securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal shareholders of Skylight are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as United States companies.

The reports and other information to be filed by the Company with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that the Company files electronically with it, including the registration statement that Skylight has filed with respect hereto.

Copies of reports, statements and other information that the Company files with the Applicable Jurisdictions are available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

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ENFORCEABILITY OF CIVIL LIABILITIES

The Company exists under the laws of Canada, and all of its executive offices and administrative activities are located outside the United States. In addition, all of the directors and officers of the Company, other than Patrick McNamee, Grace Mellis, Mohammad Bataineh and Kit Brekhus, are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Company or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Company or any of its directors or officers, as applicable, based upon United States federal securities laws.

In the United States, the Company will be filing with the SEC, concurrently with Skylight’s registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Company has appointed its subsidiary MVC Technologies USA Inc., 82 Hartwell St Floor 2, Fall River, MA, 02721 United States, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Company in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. The following documents, each of which has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and is available on SEDAR at www.sedar.com, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company for the fiscal year ended December 31, 2020, dated April 19, 2021 (the “AIF”);

(b)	the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019, together with the independent auditors’ reports thereon and the notes thereto;

(c)	the Company’s management’s discussion and analysis for the year ended December 31, 2020 (the “Annual MD&A”);

(d)	the Company’s unaudited consolidated interim financial statements for the six-month period ended June 30, 2021 and 2020;

(e)	the Company’s management discussion and analysis for the six-month period ending June 30, 2021;

(f)	the management information circular dated July 20, 2020 relating to the annual general meeting of shareholders held on September 9, 2020;

(g)	the management information circular dated October 7, 2020 relating to the special meeting of shareholders held on November 23, 2020;

(h)	the management information circular dated January 18, 2021 relating to the special meeting of shareholders to be held on February 22, 2021;

(i)	the management information circular dated May 20, 2021 relating to the annual general meeting of shareholders held on June 29, 2021;

(j)	the material change report of the Company dated January 11, 2021 in respect of the announcement of a binding letter of intent to acquire a US primary and urgent care clinic group;

(k)	the material change report of the Company dated January 14, 2021 in respect of the announcement of the appointment of Grace Mellis as a director;

(l)	the material change report of the Company dated March 24, 2021 in respect of the announcement of the appointment of Patrick McNamee as a director;

(m)	the material change report of the Company dated May 19, 2021 in respect of the announcement of an offering of securities pursuant to a short form prospectus supplement (the “May Offering”); and

(n)	the material change report of the company dated May 26, 2021 in respect of the closing of the May Offering;

Material change reports (other than confidential reports), business acquisition reports, annual financial statements, interim financial statements, the associated management’s discussion and analysis of financial condition and results of operations and all other documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus will be deemed to be incorporated by reference into this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated by reference herein.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis, and material change reports, filed prior to the commencement of the financial year of the

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Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Further, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

A Prospectus Supplement containing the specific terms of any offering of the Securities will be delivered to purchasers of the Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which that Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

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DESCRIPTION OF THE BUSINESS

The following is a summary of information about Skylight and does not contain all the information about Skylight that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the AIF, financial statements and management’s discussion and analysis, that are incorporated by reference into and are considered to be a part of this Prospectus.

Overview

Skylight Health Group Inc. (formerly, CB2 Insights Inc.) (the “Company” or “Skylight”) was incorporated on December 27, 2017 under the Canada Business Corporations Act (the “CBCA”) as a wholly-owned subsidiary of Telferscot Resources Inc. (“Telferscot”). On February 16, 2018, the Company entered into an arrangement agreement with Telferscot and other subsidiaries of Telferscot. On March 18, 2018, the Company filed articles of amendment to effect a change in its share capital. Subsequently, on April 9, 2018, the Company completed an arrangement under the provisions of the CBCA and thereby became a reporting issuer in the provinces of Alberta, British Columbia and Manitoba. Pursuant to articles of amendment dated December 20, 2018, the Company changed its name to CB2 Insights Inc. and consolidated its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every sixteen and one-half (16.5) pre-consolidation common shares. On February 27, 2019, the Company completed a reverse takeover (“RTO”) with MVC Technologies Inc. (“MVC”). The transaction was effected by way of a “three-cornered” amalgamation, whereby a wholly-owned subsidiary of the Company amalgamated with MVC under the provisions of the Business Corporations Act (Ontario) (and the former shareholders of MVC received one (1) (post -consolidation) Common Share (a “Common Share”) of the Company for each one (1) common share of MVC issued and outstanding on the closing date or the RTO. On November 23, 2020 the Company filed articles of amendment to change its name to Skylight Health Group Inc. On November 25, 2020 the Company announced the launch of its rebranding under the Skylight Health brand effective November 30, 2020. On March 31, 2021 the Company filed articles of amendment deleting the First Preferred Series A Shares. On May 12, 2021 the Company filed articles of amendment consolidating its issued and outstanding common shares on the basis of one (1) post-consolidated common share for every five (5) pre-consolidated common shares.

The Company has its head and registered office located at 5520 Explorer Dr., Suite 402, Mississauga, Ontario L4W 5L1.

Corporate Organization

Set out below is the corporate structure of the Company and its material subsidiaries, including the corporate jurisdiction of the subsidiary owned, controlled or directed by its parent.

The Company holds directly or indirectly 100% of the issued and outstanding securities of MVC Technologies Inc. a corporation incorporated under the laws of Ontario. In the United States, the Company’s operations are carried out by MVC Technologies USA Inc. (“MVC USA”), a Delaware corporation and wholly-owned subsidiary of MVC.

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Our Business

Skylight is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

The Company was founded in 2014, by founders with over 50 years of collective experience in clinical practice management in Canada and the US, as owners, operators, and consultants to outpatient medical centers across a variety of specialties from primary care, urgent-care, sub-specialty, and allied health & wellness. Skylight is founded on a model designed to drive towards helping small and independent practices adopt value-based capabilities and take on varying levels of risk. According to a report on The State of Primary Care in the US from the Robert Graham Center, the US healthcare outpatient market is highly fragmented with over 56% of clinics and clinicians working independently and in small care groups. These practices struggle the most with developing and deploying VBC due to the increased investment in technology, infrastructure, and capacity. As the industry continues to be consolidated by large health networks, there is a need and demand by patients to maintain the same level of patient care and treatment outcomes lost within the consolidation by legacy health networks. Skylight positions itself as the disruptor to legacy health networks. Providing an opportunity to consolidate with Skylight while maintaining patient treatment quality, accessibility and affordability and preserving the way healthcare should be delivered. Skylight also positions itself to partner with health plans as they aim to provide more comprehensive care services to patients across varying risk groups and capitation models to lower the cost of downstream costs.

Skylight practices offer both in clinic and virtual care services through telemedicine and remote patient monitoring. As part of developing the infrastructure for improved access within its practices, the Company expects to expand offerings to patients including a nursing and advisory hotline, same day access, annual wellness reminders and screening protocols, improved access to home-care and remote care services.

The Company’s vision and business model is to drive towards an outcome-based reimbursement model, more commonly referred to as the Value-Based model. The Company works through an acquisition strategy that focuses on current fee-for-service (FFS) practices that will convert to value-based care (VBC) or capitation-based payment models. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. The Company’s revenues will largely be driven by insurable services paid for by payors currently in a FFS model but in the future in a blended or VBC model.

Business Model

The Company’s business model is primarily driven through its clinical operations that offer medical services to patients in the US through virtual and physical care in 16 US states. During 2019, the Company was also able to begin validating its technology and contract research services, which generated incremental revenue by the end of 2019, and continued to grow throughout the 2020 calendar year. The Company differentiates itself by being an integrative medical practice in the United States that owns its own proprietary technology data analytical assets, and clinical research expertise to support new market expansion, market access, data collection and analysis and drug discovery. At present, the Company operates and offers services in three vertical markets: medical services, technology & data analytics, and contract research and development services. Each vertical market is autonomous but works in tandem with the others. The Company integrates patient access, proprietary technology and consulting services to bring a comprehensive solution.

Appointment of Officers

On July 7, 2021, the Company announced the appointment of Dr. Kit Brekhus as Chief Medical Officer and on August 26, 2021, the Company announced the appointment of Mohammad Bataineh as President.

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Principal Occupation

Name and State and Country of Residence	Principal Occupation During the Last Five Years(1)	Officer Since	Common Shares Owned or Controlled(1)
Mohammad Bataineh Florida, U.S.A.	President of the Company since 2021. Prior to joining the Company, Managing Partner of Bataineh Palmeri, LLP	August 26, 2021	300,000	(2)

Dr. Kit Brekhus Colorado, U.S.A.	Chief Medical Officer of the Company since July, 2021. Prior to joining the Company, Chief Medical Executive of Centura Health	July 7, 2021	0	(3)

Notes:

(1)

Information about principal occupation, business or employment, not being within the knowledge of the Company, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Company and has been obtained from SEDI or furnished by the respective individuals. This table does not include Common Shares underlying unexercised stock options.

(2)	Mr. Bataineh holds options to acquire 200,000 Common Shares.

(3)	Mr. Brekhus holds options for 60,000 Common Shares.

Mohammad Bataineh

Mr. Bataineh brings over 25 years of experience working in primary care, healthcare M&A, integrations, legal and operations. An attorney by trade, Mohammad was recently a Partner with healthcare-focused legal firm Bataineh Palmeri focusing on the firm’s transactional work. Previously, he worked at the US Department of Commerce – Commercial Law Development Program and sites on the boards of OneJax Inc., and American Faces. Mr. Bataineh is also a frequent lecturer and guest speaker, including the diversity panel discussion hosted by Florida Coastal School of Law.

Dr. Kit Brekhus

As a board-certified family physician, Dr. Brekhus brings extensive experience to the Company. In a career spanning more than 25 years, Dr. Brekhus has worked as both a clinician and owner-operator of a free -standing family practice and full-service urgent care center. He served as the Medical Director of Outreach services for a large healthcare system and helped lead the growth and development of the Colorado Community Health Alliance as their inaugural Chief Medical Officer. More recently, prior to joining the Company, Dr. Brekhus served several years as founding board member, physician director, and chief medical executive for one of the largest clinically integrated networks in the Rocky Mountain region dedicated to advancing value-based care. In that role he was responsible for overseeing a network of more than 5,000 providers serving as one of four executives managing more than 250,000 lives in various value-based agreements

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Neither of Mr. Bataineh or Dr. Brekhus are or were within 10 years before the date of this Prospectus, a director, chief executive officer or chief financial officer of any company that:

(a)    while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)    while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

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Neither of Mr. Bataineh or Dr. Brekhus are or were, as at the date of this Prospectus, nor have been within the 10 years before the date of this Prospectus:

(a)    a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)    become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)    has been subject to:

(i)    any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in making an investment decision; or

(ii)    any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity outside of the Company. If a conflict of interest arises, any director in a conflict will disclose his interest and abstain from voting on such matter at a meeting of the Board of Directors. To the best of the Company’s knowledge, and other than as disclosed in this Prospectus, there are no known existing or potential conflicts of interest of Mr. Bataineh or Dr. Brekhus as a result of their outside business interests.

Interest of Management and Others in Material Transactions

Except as disclosed herein and elsewhere in this Prospectus, neither Mr. Bataineh or Dr. Brekhus Mr. Lucas has any material interest, direct or indirect, in any transactions in which the Company has participated prior to the date of this Prospectus that has materially affected or is reasonably expected to materially affect the Company or its subsidiaries

Recent Developments

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which is causing significant financial market and social dislocation. In the United States, in particular, the federal government of the United States responded to the pandemic with various declarations of emergency, which resulted in travel and entry restrictions. It also imposed guidelines and recommendations regarding the closure of schools and public meeting places, lockdowns, and other restrictions intended to slow the progression of the virus, which state, territorial, tribal, and local governments have followed. The impact that the COVID-19 outbreak will have on the Company’s planned business activities in the United States is hard to predict, but management remains confident any negative impact may be minimal. To date, the COVID-19 crisis has not materially impacted the Company’s operations, financial condition, cash flows and financial performance. However, the Company has experienced longer delays in opening its physical clinics which it anticipates beginning to reopen strategically in 2021. The Company’s employees and consultants have been able to continue their work uninterrupted and the Company continues to have full access to its business operations in Canada and the United States.

In response to the outbreak, the Company has instituted operational and monitoring protocols to ensure the health and safety of its employees, which follow the advice of local governments and health authorities where it operates. The Company has adopted a work from home policy where possible. The Company continues to operate effectively whilst

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working remotely. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business. The situation is dynamic, and the ultimate duration and magnitude of the impact of the pandemic on the economy and the financial effect on the Company’s operations and business are not known at this time. See “Risk Factors – Public Health Crises such as the COVID-19 Pandemic and other Uninsurable Risk”.

On January 5, 2021, the Company announced the completion of the acquisition of the assets of a medical clinic in Denver, Colorado.

On January 6, 2021, the Company commenced trading on the TSX-V under the symbol “SHG” and currently is listed under the symbol “SLHG”.

On January 14, 2021, the Company announced the appointment of Grace Mellis as a director.

On February 4, 2021, the Company announced the completion of the acquisition of six medical clinics in Florida in consideration for a purchase price of US$4.4 million of which approximately 66% is payable in cash within 90 days of the closing date and the balance is payable in Common Shares issued quarterly over 15 months.

On February 26, 2021, the Company announced the appointment of Andrew Elinesky as Chief Financial Officer.

On March 4, 2021, the Company announced that it has entered into Letters of Intent to acquire 3 independent Primary Care practices in the United States each of which are anticipated to close in the second quarter of fiscal 2021.

On March 16, 2021, the Company announced the appointment of Patrick McNamee as Chairman of the Board of Directors.

On April 5, 2021, the Company announced the closing of the acquisition of primary care clinical group Rocky Mountain in Colorado. Rocky Mountain expands Skylight to over 7 new locations in the Denver and Boulder area. The Company has agreed to pay a total of $13.5 million in cash to acquire the full assets of Rocky Mountain. The Company held back approximately 20% of the cash payment to be paid in installments and potential working capital adjustments over the next 2 years.

Effective May 4, 2021, the Company changed its auditors to PricewaterhouseCoopers LLP from Grant Thornton LLP.

On May 26, 2021, the Company completed the May Offering by issuing 1,971,560 Common Shares priced at $7.00 per share for gross proceeds of $13,800,920. The Corporation paid underwriters fees of $828,055.

On May 26, 2021, the Company announced it was completing a consolidation of its outstanding common shares on the basis of one (1) post-consolidated Common Share for each five (5) pre-consolidation common shares.

On June 7, 2021, the Company commenced trading on the Nasdaq under the symbol “SHLG”.

On June 24, 2021, the Company announced the completion of the acquisition of the Doctor’s Center Inc., a primary care group with four locations in Jacksonville, Florida.

On September 15, 2021, the Company announced the execution of a definitive agreement for the acquisition of Aspire Health Concepts, Inc., a primary care group with two clinics in Pennsylvania for cash consideration of US$1,575,000. The acquisition closed on September 16, 2021.

SHARE STRUCTURE

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. As of the date of this Prospectus, we had 38,886,362 Common Shares issued and outstanding and no preferred shares issued and outstanding.

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The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s share and loan capitalization on a consolidated basis since June 30, 2021, the date of the Company’s most recent financial statements, except the following:

(a)	Subsequent to June 30, 2021, a total of 87,779 Common Shares at a price of $4.20 per share were issued to the River City Acquisition.

(b)	Subsequent to June 30, 2021, a total of 136,068 Common Shares were issued pursuant to the exercise of existing warrants for gross proceeds of $136,068.

(c)	Subsequent to June 30, 2021, a total of 452,575 Common Shares were issued pursuant to the exercise of options for gross proceeds of $638,756.65.

(d)	Subsequent to June 30, 2021, a total of 156,000 stock options were granted on August 26, 2021 having an exercise price of $3.90 per share and expiring on August 26, 2026

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

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USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, capital projects and potential future acquisitions, including in relation to international expansion.

Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement. See “Risk Factors – Discretion in the Use of Proceeds”.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

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PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of C$100,000,000 in Securities hereunder.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX-V, Nasdaq or other existing trading markets for the Common Shares. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution. The Company has provided an undertaking to the Autorité des marchés financiers that it will not distribute Securities in Canada by way of an “at-the-market” distribution without filing an amendment to the Prospectus adding Québec as a jurisdiction in which the Securities will be distributed or otherwise obtain exemptive relief therefrom.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation and the United States Securities Act of 1933, as amended, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

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DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The following is a brief summary of the material attributes of the Common Shares. This summary does not purport to be complete. Common Shares may be sold separately or together with other Securities, as the case may be. The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion or exchange rights. There are no provisions for redemption, retraction, purchase for cancellation or surrender, and there are no sinking or purchase fund provisions.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares issuable in series. Each series of Preferred Shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors prior to the issuance thereof. Holders of Preferred Shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of Common Shares, and will not be entitled to vote separately as a class upon a proposal to amend our articles of incorporation in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 176(1) of the CBCA. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the preferred shares are entitled to preference over the Common Shares and any other shares ranking junior to the Preferred Shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such series.

The issuance of Preferred Shares and the terms selected by the Board of Directors could decrease the amount of earnings and assets available for distribution to holders of the Common Shares or adversely affect the rights and powers, including the voting rights, of the holders of the Common Shares without any further vote or action by the holders of the Common Shares.

The following is a brief summary of certain general terms and provisions of the Preferred Shares that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Preferred Shares as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Preferred Shares, and the extent to which the general terms and provisions described below may apply to such Preferred Shares will be described in the applicable Prospectus Supplement. Preferred Shares may be offered separately or together with other Securities, as the case may be. Preferred Shares may be offered separately or together with other Securities, as the case may be.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Preferred Shares being offered thereby, which may include, without limitation, the following (where applicable):

•	the number of Preferred Shares offered and the offering price of the Preferred Shares;

•	the designation and any stated value of the Preferred Shares;

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•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation of such rates, periods or dates applicable to the Preferred Shares;

•	the date from which dividends on the Preferred Shares will accumulate, if applicable;

•	the liquidation rights of the Preferred Shares;

•	the procedures for auction and remarketing, if any, of the Preferred Shares;

•	the sinking fund provisions, if applicable, for the Preferred Shares;

•	the redemption provisions, if applicable, for the Preferred Shares;

•

whether the Preferred Shares will be convertible into or exchangeable for other Securities and, if so, the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio and the conversion or exchange period (or the method of determining the same);

•	whether the Preferred Shares will have voting rights and the terms of any voting rights;

•	whether the Preferred Shares will be listed on any Securities or stock exchange or on any automated dealer quotation system;

•	whether the Preferred Shares will be issued with any other securities and, if so, the amount and terms of these securities; and

•	any other specific terms, preferences or rights of, or limitations or restrictions on, the Preferred Shares.

The applicable Prospectus Supplement will also contain a discussion of any material Canadian income tax considerations relevant to the purchase and ownership of the Preferred Shares offered by the Prospectus Supplement.

Debt Securities

The following is a brief summary of certain general terms and provisions of the Debt Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Debt Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Debt Securities, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement.

Debt Securities may be offered separately or together with other Securities, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) in each case between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for the applicable series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture will be filed with the SEC as an exhibit to the Registration Statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Debt Securities being offered thereby, which may include, without limitation, the following (where applicable):

•

the specific designation of the Debt Securities; any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

•	the covenants applicable to the Debt Securities;

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•	the terms and conditions for any conversion or exchange of the Debt Securities for any other Securities;

•

whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities), and, if so, the identity of the depositary for such registered Global Securities;

•	the denominations in which registered Debt Securities will be issuable;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Debt Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•	any other terms of the Debt Securities which apply solely to the Debt Securities.

The Company may issue Debt Securities with terms different from those of Debt Securities previously issued. Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other Securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other Securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other Securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

If any of the Debt Securities are denominated in a currency or currencies other than Canadian dollars or a non-Canadian dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than Canadian dollars or a non-Canadian dollar unit or units, the Company will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-Canadian dollar currency or currencies or non-Canadian dollar unit or units in the applicable Prospectus Supplement.

Warrants

The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not

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assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

•	the designation of the Warrants;

•	the aggregate number of Warrants offered and the offering price;

•	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the dates or periods during which the Warrants are exercisable including any “early termination” provisions;

•	the designation, number and terms of any Securities with which the Warrants are issued;

•	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•

whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	whether such Warrants will be listed on any securities exchange;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	certain material Canadian and United States tax consequences of owning the Warrants; and

•	any other material terms and conditions of the Warrants.

Subscription Receipts

The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement. Subscription Receipts may be offered separately or together with other Securities, as the case may be.

The Subscription Receipts may be issued under a subscription receipt agreement. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

•	the aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•	the dates or periods during which the Subscription Receipts are convertible into other Securities;

•	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

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•	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•

whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	certain material Canadian and United States tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Units

The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement. Units may be offered separately or together with other Securities, as the case may be.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

•	the aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the designation, number and terms of the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

•	the date on and after which the Securities comprising the Units will be separately transferable;

•	whether the Securities comprising the Units will be listed on any securities exchange;

•

whether such Units or the Securities comprising the Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

•	certain material Canadian and United States tax consequences of owning the Units; and

•	any other material terms and conditions of the Units.

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PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into the Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are currently listed on the TSX-V under the trading symbol “SLHG” and quoted on the Nasdaq under the symbol “SLHG”. Trading price and volume of the Common Shares will be provided, as required, in each Prospectus Supplement.

DIVIDENDS

Skylight has never declared or paid any dividends on its Common Shares. While Skylight is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the CBCA, Skylight does not intend to pay dividends on any of its Common Shares in the foreseeable future.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an initial investor who is a resident of Canada or a non-resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. Person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

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RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Company.

Return on Securities is not Guaranteed

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the Use of Proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Dilution

The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends,

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acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Trading Markets and Liquidity

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

The Common Shares are currently listed in Canada on the TSX-V under the symbol “SLHG” and quoted on Nasdaq under the symbol “SLHG”. There has been a limited public market in the United States for the Common Shares.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, or that the Company will continue to meet the listing requirements of the TSX-V or achieve or maintain listing on Nasdaq or any other national securities exchange.

FPI Status, Emerging Growth Company Status and MJDS Eligibility

The Company is currently an FPI and is currently eligible to utilize the MJDS. As a result, although upon effectiveness of the registration statement, Skylight will become subject to the informational requirements of the U.S. Exchange Act, as an FPI, Skylight will be exempt from certain informational requirements of the U.S. Exchange Act to which domestic issuers in the United States are subject, including the proxy rules under the U.S. Exchange Act. As an FPI eligible to utilize MJDS Company will also not be required to file the same reports that a U.S. domestic issuer or non-MJDS eligible FPI would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Furthermore, the insider reporting and short-profit provisions under Section 16 of the U.S. Exchange Act will not be applicable to Skylight; therefore, its shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. There is no assurance that the Company will continue to remain eligible as an FPI or eligible to utilize MJDS, and the loss of eligibility for either would result in the Company becoming subject to additional compliance obligations under U.S. federal securities laws, including in connection with registering securities under the U.S. Securities Act and complying with U.S. Exchange Act reporting requirements, the additional costs of which could be significant.

The Company also qualifies as an “emerging growth company” as defined in the United States Jumpstart Our Business Startups Act of 2012. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies that are not emerging growth companies. These reduced reporting requirements include an exemption from compliance with the auditor attestation requirement

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on the effectiveness of our internal control over financial reporting. Skylight may take advantage of some of these exemptions until it is no longer an emerging growth company. Skylight could remain an emerging growth company for up to five years, although circumstances could cause the Company to lose that status earlier, including if the market value of the Common Shares held by non-affiliates exceeds US$700.0 million as of the end of our most recently completed second fiscal quarter, if we have total annual gross revenue of US$1.07 billion or more during any fiscal year, or if the Company issues more than US$1.0 billion in non-convertible debt during any three-year period.

If Skylight chooses to take advantage of the exemptions available to emerging growth companies, information we provide to you may be different than you might get from other public companies in which you hold securities. Further, investors could find the Common Shares less attractive if we choose to rely on these exemptions. If some investors find the Common Shares less attractive as a result of any choices to reduce future disclosure, the trading market and price of the Common Shares may be adversely affected.

PFIC Status

Based upon the nature of the Company’s current business activities, the Company does not believe it was a “passive foreign investment company” (“PFIC”) for U.S. income tax purposes for its 2020 fiscal year, and does not expect to be a PFIC in its current taxation year. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Company will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). If the Company were to be treated as a PFIC for any taxation year, such characterization could result in adverse U.S. income tax consequences to certain investors in the Company in the United States.

Enforceability of Foreign Judgments

Two of the directors of the Company, Patrick McNamee and Grace Mellis and two of the officers of the Company, Paul Kulas and Georges Feghali, reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. It may not be possible for investors to collect from such persons or enforce judgments obtained in Canada predicated on the civil liability provisions of Canadian securities legislation against such directors and officers of the Company. Although, each of Mr. McNamee, Ms. Mellis, Mr. Kulas and Dr. Feghali has appointed the Company as their agent for service of process in Canada, it may not be possible for investors to effect service of process within Canada upon such directors and officers of the Company. In addition, it may not be possible for investors or any other person or entity to assert claims under Canadian securities laws or otherwise in original actions instituted in a foreign jurisdiction. Consequently, investors may be effectively prevented form pursing remedies against such person under Canadian securities laws or otherwise.

Negative Operating Cash Flow

The Company has historically not generated cash flow from operations. The Company is devoting significant resources to its business, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company may continue to incur negative consolidated operating cash flow and losses. The Company had negative operating cash flows from operations until the second quarter of fiscal 2020 and reported a total comprehensive loss of approximately $11.0 million for the year ended December 31, 2019 and approximately $9.47 million for the year ended December 31, 2020. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. Following the completion of the corporate finance transactions between September and December of 2020, the Company had reduced its long-term debt to nil as at December 31 2020. The Company has sufficient cash reserves to meet all its contingent obligations including under its acquisition agreements. Management of the Company continues to be of the view that its Paycheck Protection Loan will be forgiven. The Company has made an application which has been approved by its lender and is currently waiting for approval from the US government. The clinical groups were cash flow positive in the second and third quarters of 2020 and the Company remains cash flow positive within its clinical operations. While it continues to be aggressive in its corporate acquisition strategy, management believes that the Company has sufficient liquidity and capital resources to meet its obligations and continue to operate its business at its present rate.

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Public Health Crises such as the COVID-19 Pandemic and other Uninsurable Risks

Events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. General global economic conditions seemingly unrelated to the Company or to the medical health services sector, including, without limitation, interest rates, general levels of economic activity, fluctuations in the market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, or other events outside of the Company’s control may affect the activities of the Company directly or indirectly. The Company’s business, operations and financial condition could also be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. For example, in late December 2019, a novel coronavirus (“COVID-19”) originated, subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic. The risks of public health crises such as the COVID-19 pandemic to the Company’s business include without limitation, the ability to raise funds, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, disruption of the Company’s supply chains and other factors that will depend on future developments beyond the Company’s control. In particular, the continued spread of the coronavirus globally, prolonged restrictive measures put in place in order to control an outbreak of COVID-19 or other adverse public health developments could materially and adversely impact the Company’s business in the United States. There can be no assurance that the Company’s personnel will not ultimately see its workforce productivity reduced or that the Company will not incur increased medical costs or insurance premiums as a result of these health risks. In addition, the coronavirus pandemic or the fear thereof could adversely affect global economies and financial markets resulting in volatility or an economic downturn that could have an adverse effect on the demand for the Company’s service offerings and future prospects. Epidemics such as COVID-19 could have a material adverse impact on capital markets and the Company’s ability to raise sufficient funds to finance the ongoing development of its material business.

All of these factors could have a material and adverse effect on the Company’s business, financial condition and results of operations. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. It is not always possible to fully insure against such risks, and the Company may decide not to insure such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares of the Company. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. The COVID-19 pandemic may also have the effect of heightening other risks and uncertainties disclosed and described in this Prospectus and the AIF. To date, the COVID-19 crisis has not materially impacted the Company’s operations, financial condition, cash flows and financial performance. In response to the outbreak, the Company has instituted operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company has adopted a work from home policy where possible. The Company continues to operate effectively whilst working remotely. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.

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INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

The Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019 have been audited by Grant Thornton LLP, as set forth in their report, which report expresses an unqualified opinion on such financial statements. The audited consolidated financial statements have been incorporated by reference into this Prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Grant Thornton LLP is independent of Skylight within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities may be passed upon on behalf of Skylight by Gardiner Roberts LLP as to legal matters relating to Canadian law and, if governed by United States law, by Ellenoff Grossman & Schole LLP as to matters relating to United States law. In addition, certain legal matters in connection with any offering of Securities may be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is Capital Transfer Agency, having an address of 390 Bay Street, Suite 920, Toronto, Ontario, Canada, M5H 2Y2.

PROMOTERS

The founders of the Company, Pradyum Sekar, Chief Executive Officer and a director of the Company, and Kashaf Qureshi, the President, Chief Technology Officer and a director of the Company, are considered to be Promoters of the Company. Mr. Sekar owns 1,838,692 Common Shares representing 4.77% of the issued and outstanding Common Shares on an undiluted basis and Mr. Qureshi owns 1,773,917 Common Shares, representing 4.60% of the issued and outstanding Common Shares on an undiluted basis.

Other than as disclosed in this section or elsewhere in this Prospectus, no person who was a promoter of the Company within the last two years:

1.

received anything of value directly or indirectly from the Company or a subsidiary other than compensation, including stock options, in their capacities as officers of the Company as more particularly described in the Circular;

2.	sold or otherwise transferred any asset to the Company or a subsidiary within the last two years;

3.

is, as at the date of this Prospectus, or was within 10 years before the date of this Prospectus, a director, chief executive officer or chief financial officer of any person or company that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant person or company access to any exemption under securities legislation that was issued while the promoter was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an a cease trade order, an order similar to a cease trade order or an order that denied the relevant person or company access to any exemption under securities legislation that was issued after the promoter ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the promoter was acting in the capacity as director, chief executive officer or chief financial officer;

4.

is, at the date of this Prospectus, or has been within the 10 years before the date of this Prospectus, a director or executive officer of any person or company that, while the promoter was acting in that capacity, or within

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a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

5.

has, within the 10 years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the promoter, state the fact.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the registration statement to which this Prospectus forms a part: (i) the documents listed under “Documents Incorporated by Reference”; (ii) the consent of the Company’s former auditors, Grant Thornton LLP; and (iii) powers of attorney from the Company’s directors and officers included on the signature pages of the registration statement.

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